Exhibit 99.2

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Years Ended December 31, 2016 and 2015 and

Independent Auditors’ Report

REPRESENTATION LETTER

The entities that are required to be included in the consolidated financial statements of affiliates in accordance with the “Criteria Governing Preparation of Affiliation Reports, Consolidated Business Reports and Consolidated Financial Statements of Affiliated Enterprises” for the year ended December 31, 2016 are all the same as those included in the consolidated financial statements of Chunghwa Telecom Co., Ltd. and its subsidiaries prepared in conformity with the International Financial Reporting Standard 10 “Consolidated Financial Statements”. Relevant information that should be disclosed in the consolidated financial statements of affiliates is included in the consolidated financial statements of Chunghwa Telecom Co., Ltd. and its subsidiaries. Hence, we do not prepare a separate set of consolidated financial statements of affiliates.

Very truly yours,

CHUNGHWA TELECOM CO., LTD.

By

YU CHENG
Chairman

March 7, 2017

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

Opinion

We have audited the accompanying consolidated financial statements of Chunghwa Telecom Co., Ltd. and its subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2016 and 2015, and the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and the notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2016 and 2015, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), IFRIC Interpretations (IFRIC), and SIC Interpretations (SIC) endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China.

Basis for Opinion

We conducted our audits in accordance with the Regulations Governing Auditing and Attestation of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with The Norm of Professional Ethics for Certified Public Accountant of the Republic of China, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the year ended December 31, 2016. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

The descriptions of the key audit matters of the consolidated financial statements for the year ended December 31, 2016 are as follows:

Revenue Recognition on Mobile Services

Key audit matter:

As disclosed in Note 44 to the consolidated financial statements, mobile service revenue is the Company’s one source of main revenues and is also an important indicator for the public to evaluate competitiveness and growth potential of telecommunications companies. The calculation of the Company’s mobile services revenue highly relies on an automated computer environment in which the systems are complex due to combinations of the various mobile service price plans and process large volumes of data. Consequently, whether mobile services revenue is appropriately recognized is considered as one of the key audit matters.

Corresponding audit procedures:

We tested the information systems relevant to the mobile services revenue and the mobile services revenue process from call records, rate calculations, and billing procedures to accounting information system so as to understand the Company’s revenue recognition process and perform procedures to test the design and operating effectiveness of the related internal controls.

Moreover, we performed the following audit procedures on a sample basis: (1) inspected mobile service customers’ contracts; (2) performed live call testing and re-calculated the call records on the basis of corresponding price plans; (3) checked that the calculations of call records agreed with customers’ bills; and (4) checked that the amounts transferred from the mobile service system agreed with the accounting information system.

Revenue Recognition on Project Business

Key audit matter:

The project business mainly provides customers with combinations of one or more equipment and/or services. When the Company provides a project business, part of the obligations or service may likely be outsourced to third parties. Hence, the judgment on whether the Company is acting as a principal or an agent is required in order to determine if revenue should be reported gross as principal versus net as agent. Please refer to Notes 3 and 4 to the consolidated financial statements for the details. Due to highly customized nature of the project business, whether project revenue is recognized appropriately is considered as one of the key audit matters.

Corresponding audit procedures:

We understood and tested the Company’s design and operating effectiveness of the project revenue’s internal controls, including, but not limited to, the authorized personnel’s exercise of judgment on whether the Company is acting as a principal or an agent, and then recognize revenue gross or net accordingly.

Moreover, we performed the following audit procedures on a sample basis: (1) inspected project contracts; (2) reviewed evaluation forms prepared by authorized personnel on whether the Company is acting as a principal or an agent; (3) re-calculated the project revenue and checked that they agreed with the accounting records; (4) obtained confirmations; and (5) checked the source documents and tested the amounts received.

Other Matter

We have also audited the parent company only financial statements of Chunghwa Telecom Co., Ltd. as of and for the years ended December 31, 2016 and 2015 on which we have issued an unmodified opinion.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and IFRS, IAS, IFRIC, and SIC endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China, and for such internal control as management determines is necessary to enable the preparation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance, including the audit committee, are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the auditing standards generally accepted in the Republic of China will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with the auditing standards generally accepted in the Republic of China, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

1.	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

2.	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

3.	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

4.	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

5.	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

6.	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision, and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements for the year ended December 31, 2016 and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partners on the audit resulting in this independent auditors’ report are Mr. Hung Peng Lin and Mr. Ching Pin Shih.

/s/ Hung Peng Lin	/s/ Ching Pin Shih

Deloitte & Touche
Taipei, Taiwan
Republic of China
March 7, 2017

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such consolidated financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent auditors’ report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ report and consolidated financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2016 AND 2015

(In Thousands of New Taiwan Dollars)

	2016		2015
ASSETS	Amount	%	Amount	%

CURRENT ASSETS
Cash and cash equivalents (Notes 3 and 6)	$31,100,342	7	$30,271,423	7
Financial assets at fair value through profit or loss (Notes 3 and 7)	217	—	163	—
Hedging derivative financial assets (Notes 3 and 21)	—	—	498	—
Held-to-maturity financial assets (Notes 3 and 9)	2,139,892	—	1,880,739	—
Trade notes and accounts receivable, net (Notes 3, 4 and 10)	31,022,488	7	26,926,050	6
Receivables from related parties (Note 39)	13,799	—	42,056	—
Inventories (Notes 3, 4, 11 and 40)	7,422,774	2	8,780,190	2
Prepayments (Notes 12 and 39)	2,978,462	1	2,669,021	1
Other current monetary assets (Notes 13 and 28)	4,820,424	1	3,300,783	1
Other current assets (Notes 20, 32 and 40)	2,121,777	—	2,335,921	—

Total current assets	81,620,175	18	76,206,844	17

NONCURRENT ASSETS
Available-for-sale financial assets (Notes 3 and 8)	2,521,027	1	3,242,827	1
Held-to-maturity financial assets (Notes 3 and 9)	—	—	2,139,801	—
Financial assets carried at cost (Notes 3 and 14)	2,242,820	—	2,267,869	1
Investments accounted for using equity method (Notes 3 and 16)	2,602,859	1	3,145,004	1
Property, plant and equipment (Notes 3, 4, 17, 39 and 40)	291,169,760	65	296,399,146	65
Investment properties (Notes 3, 4 and 18)	8,114,533	2	7,902,405	2
Intangible assets (Notes 3, 4 and 19)	47,353,424	11	50,446,778	11
Deferred income tax assets (Notes 3 and 32)	2,322,226	—	2,061,577	—
Net defined benefit assets (Notes 3, 4 and 28)	918,636	—	10,677	—
Prepayments (Notes 12 and 39)	3,241,060	1	3,611,818	1
Other noncurrent assets (Notes 20 and 40)	5,025,985	1	5,586,346	1

Total noncurrent assets	365,512,330	82	376,814,248	83

TOTAL	$447,132,505	100	$453,021,092	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans (Notes 22 and 40)	$138,000	—	$110,000	—
Financial liabilities at fair value through profit or loss (Notes 3 and 7)	1,356	—	—	—
Hedging derivative financial liabilities (Notes 3 and 21)	586	—	—	—
Trade notes and accounts payable (Note 24)	18,809,664	5	16,300,993	4
Payables to related parties (Note 39)	762,073	—	611,100	—
Current tax liabilities (Notes 3 and 32)	2,467,551	1	4,751,181	1
Other payables (Note 25)	26,418,336	6	25,486,966	6
Provisions (Notes 3 and 26)	118,872	—	189,746	—
Advance receipts (Note 27)	10,059,321	2	9,567,140	2
Current portion of long-term loans (Notes 23 and 40)	—	—	7,692	—
Other current liabilities	1,329,836	—	1,501,269	—

Total current liabilities	60,105,595	14	58,526,087	13

NONCURRENT LIABILITIES
Long-term loans (Notes 23 and 40)	1,600,000	—	1,742,308	—
Deferred income tax liabilities (Notes 3 and 32)	1,464,220	—	147,975	—
Provisions (Notes 3 and 26)	65,942	—	58,158	—
Customers’ deposits (Note 39)	4,609,580	1	4,725,826	1
Net defined benefit liabilities (Notes 3, 4 and 28)	1,536,814	—	7,098,510	2
Deferred revenue (Note 3)	3,546,192	1	3,615,602	1
Other noncurrent liabilities	3,004,492	1	3,097,623	1

Total noncurrent liabilities	15,827,240	3	20,486,002	5

Total liabilities	75,932,835	17	79,012,089	18

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT (Notes 15 and 29)
Common stocks	77,574,465	17	77,574,465	17

Additional paid-in capital	168,542,486	38	168,095,615	37

Retained earnings
Legal reserve	77,574,465	17	77,574,465	17
Special reserve	2,675,419	1	2,675,419	1
Unappropriated earnings	38,342,317	9	42,551,245	9

Total retained earnings	118,592,201	27	122,801,129	27

Other adjustments	(5,404)	—	268,719	—

Total equity attributable to stockholders of the parent	364,703,748	82	368,739,928	81
NONCONTROLLING INTERESTS (Notes 15 and 29)	6,495,922	1	5,269,075	1

Total equity	371,199,670	83	374,009,003	82

TOTAL	$447,132,505	100	$453,021,092	100

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2016 AND 2015

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2016		2015
	Amount	%	Amount	%
REVENUES (Notes 30, 39 and 44)	$229,991,428	100	$231,795,104	100

OPERATING COSTS (Notes 11, 28, 31 and 39)	147,551,794	64	148,126,213	64

GROSS PROFIT	82,439,634	36	83,668,891	36

OPERATING EXPENSES (Notes 28, 31 and 39)
Marketing	25,515,844	11	25,071,317	11
General and administrative	4,536,958	2	4,514,352	2
Research and development	3,784,905	2	3,616,778	1

Total operating expenses	33,837,707	15	33,202,447	14

OTHER INCOME AND EXPENSES (Notes 17, 18 and 31)	(496,649)	—	(105,106)	—

INCOME FROM OPERATIONS	48,105,278	21	50,361,338	22

NON-OPERATING INCOME AND EXPENSES
Interest income	188,851	—	306,167	—
Other income (Notes 31 and 39)	1,072,106	—	650,073	—
Other gains and losses (Notes 31 and 39)	(446,540)	—	(224,209)	—
Interest expenses	(19,808)	—	(33,144)	—
Share of profits of associates and joint ventures accounted for using equity method (Note 16)	482,660	—	907,988	—

Total non-operating income and expenses	1,277,269	—	1,606,875	—

INCOME BEFORE INCOME TAX	49,382,547	21	51,968,213	22

INCOME TAX EXPENSE (Notes 3 and 32)	8,152,562	3	8,303,868	3

NET INCOME	41,229,985	18	43,664,345	19

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit pension plans (Note 28)	(2,043,414)	(1)	(231,451)	—
Share of remeasurements of defined benefit pension plans of associates and joint ventures (Note 16)	(43,669)	—	(25,360)	—
Income tax benefit relating to items that will not be reclassified to profit or loss (Note 32)	347,380	—	39,347	—

	(1,739,703)	(1)	(217,464)	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2016 AND 2015

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2016		2015
	Amount	%	Amount	%
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	$(169,917)	—	$24,357	—
Unrealized loss on available-for-sale financial assets (Note 31)	(144,467)	—	(645,475)	—
Cash flow hedges (Notes 21 and 31)	(1,085)	—	781	—
Share of exchange differences arising from the translation of the foreign operations of associates and joint ventures (Note 16)	(2,737)	—	6,340	—
Income tax expense relating to items that may be reclassified subsequently (Note 32)	1,703	—	(2,309)	—

	(316,503)	—	(616,306)	—

Total other comprehensive loss, net of income tax	(2,056,206)	(1)	(833,770)	—

TOTAL COMPREHENSIVE INCOME	$39,173,779	17	$42,830,575	19

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$40,067,010	17	$42,805,728	19
Noncontrolling interests	1,162,975	1	858,617	—

	$41,229,985	18	$43,664,345	19

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$38,068,095	17	$41,973,659	19
Noncontrolling interests	1,105,684	—	856,916	—

	$39,173,779	17	$42,830,575	19

EARNINGS PER SHARE (Note 33)
Basic	$5.16		$5.52

Diluted	$5.16		$5.50

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded	)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2016 AND 2015

(In Thousands of New Taiwan Dollars)

	Equity Attributable to Stockholders of the Parent (Notes 15, 21 and 29)
						Other Adjustments
		Additional	Retained Earnings			Exchange Differences Arising from the	Unrealized Gain (Loss) on			Noncontrolling
	Common Stocks	Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Translation of the Foreign Operations	Available-for-sale Financial Assets	Cash Flow Hedges	Total	Interests (Notes 15 and 29)	Total Equity
BALANCE, JANUARY 1, 2015	$77,574,465	$168,047,935	$76,893,722	$2,819,899	$38,231,982	$146,442	$739,988	$(283)	$364,454,150	$5,085,185	$369,539,335
Appropriation of 2014 earnings
Legal reserve	—	—	680,743	—	(680,743)	—	—	—	—	—	—
Special reserve	—	—	—	(144,005)	144,005	—	—	—	—	—	—
Cash dividends distributed by Chunghwa	—	—	—	—	(37,673,263)	—	—	—	(37,673,263)	—	(37,673,263)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	(350,003)	(350,003)
Reversal of special reserve recognized from land disposal	—	—	—	(475)	475	—	—	—	—	—	—
Changes in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	34,405	—	—	—	—	—	—	34,405	(2,688)	31,717
Partial disposal of interests in subsidiaries	—	26,644	—	—	—	—	—	—	26,644	18,484	45,128
Other changes in additional paid-in capital in subsidiaries	—	1,064	—	—	—	—	—	—	1,064	1,559	2,623
Change in additional paid-in capital from share subscription not based on original ownership of a subsidiary	—	(412)	—	—	—	—	—	—	(412)	412	—
Net income for the year ended December 31, 2015	—	—	—	—	42,805,728	—	—	—	42,805,728	858,617	43,664,345
Other comprehensive income (loss) for the year ended December 31, 2015	—	—	—	—	(214,641)	30,815	(649,024)	781	(832,069)	(1,701)	(833,770)

Total comprehensive income for the year ended December 31, 2015	—	—	—	—	42,591,087	30,815	(649,024)	781	41,973,659	856,916	42,830,575

Compensation cost of employee stock option of subsidiaries	—	—	—	—	—	—	—	—	—	36,326	36,326
Subsidiary purchased its treasury stock	—	(14,021)	—	—	(62,298)	—	—	—	(76,319)	(416,451)	(492,770)
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	39,335	39,335

(Continued)

	Equity Attributable to Stockholders of the Parent (Notes 15, 21 and 29)
						Other Adjustments
		Additional	Retained Earnings			Exchange Differences Arising from the	Unrealized Gain (Loss) on			Noncontrolling
	Common Stocks	Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Translation of the Foreign Operations	Available-for-sale Financial Assets	Cash Flow Hedges	Total	Interests (Notes 15 and 29)	Total Equity
BALANCE, DECEMBER 31, 2015	77,574,465	168,095,615	77,574,465	2,675,419	42,551,245	177,257	90,964	498	368,739,928	5,269,075	374,009,003
Appropriation of 2015 earnings
Cash dividends distributed by Chunghwa	—	—	—	—	(42,551,146)	—	—	—	(42,551,146)	—	(42,551,146)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	(709,971)	(709,971)
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(1,081)	—	—	—	—	—	—	(1,081)	(1,543)	(2,624)
Partial disposal of interests in subsidiaries	—	58,206	—	—	—	—	—	—	58,206	25,422	83,628
Change in additional paid-in capital for not participating in the capital increase of a subsidiary	—	389,740	—	—	—	—	—	—	389,740	785,769	1,175,509
Net income for the year ended December 31, 2016	—	—	—	—	40,067,010	—	—	—	40,067,010	1,162,975	41,229,985
Other comprehensive loss for the year ended December 31, 2016	—	—	—	—	(1,724,792)	(131,189)	(141,849)	(1,085)	(1,998,915)	(57,291)	(2,056,206)

Total comprehensive income for the year ended December 31, 2016	—	—	—	—	38,342,218	(131,189)	(141,849)	(1,085)	38,068,095	1,105,684	39,173,779

Share-based payment transactions of subsidiaries	—	6	—	—	—	—	—	—	6	17,189	17,195
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	4,297	4,297

BALANCE, DECEMBER 31, 2016	$77,574,465	$168,542,486	$77,574,465	$2,675,419	$38,342,317	$46,068	$(50,885)	$(587)	$364,703,748	$6,495,922	$371,199,670

The accompanying notes are an integral part of the consolidated financial statements.

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2016 AND 2015

(In Thousands of New Taiwan Dollars)

	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$49,382,547	$51,968,213
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	29,106,148	30,368,178
Amortization	3,378,821	3,079,912
Provision for doubtful accounts	940,991	518,507
Interest expenses	19,808	33,144
Interest income	(188,851)	(306,167)
Dividend income	(390,856)	(218,232)
Compensation cost of share-based payment transactions	17,195	36,326
Share of profits of associates and joint ventures accounted for using equity method	(482,660)	(907,988)
Loss (gain) on disposal of investments accounted for using equity method	409	(8,058)
Impairment loss on available-for-sale financial assets	577,333	25,910
Impairment loss on financial assets carried at cost	—	81,269
Impairment loss on investments accounted for using equity method	—	8,213
Provision for inventory and obsolescence	191,846	198,312
Impairment loss on property, plant and equipment	595,828	138,093
Reversal of impairment loss on investment properties	(147,527)	(142,047)
Impairment loss on intangible assets	99	—
Loss (gain) on disposal of financial instruments	(490)	449
Loss on disposal of property, plant and equipment	48,249	109,040
Loss on disposal of intangible assets	—	20
Valuation loss (gain) on financial assets and liabilities at fair value through profit or loss, net	1,153	(163)
Loss (gain) on foreign exchange, net	(80,595)	53,870
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	149	1,142
Trade notes and accounts receivable	(4,612,984)	(1,171,880)
Receivables from related parties	28,257	38,952
Inventories	1,165,570	(1,852,049)
Prepayments	61,317	(326,494)
Other current monetary assets	(241,590)	(357,402)
Other current assets	214,144	889,213
Increase (decrease) in:
Trade notes and accounts payable	2,497,437	(2,223,264)
Payables to related parties	150,973	203,135
Other payables	(76,619)	1,643,582
Provisions	(63,090)	(24,130)
Advance receipts	503,531	1,134,218
Other current liabilities	6,784	(112,490)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2016 AND 2015

(In Thousands of New Taiwan Dollars)

	2016	2015
Deferred revenue	$(69,410)	$217,515
Net defined benefit plans	(8,538,838)	438,821

Cash generated from operations	73,995,079	83,535,670
Interest paid	(19,905)	(33,179)
Income tax paid	(9,023,263)	(7,177,502)

Net cash provided by operating activities	64,951,911	76,324,989

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	(30,000)	—
Proceeds from disposal of available-for-sale financial assets	29,784	—
Acquisition of time deposits and negotiable certificate of deposit with maturities of more than three months	(4,119,307)	(11,493,807)
Proceeds from disposal of time deposits and negotiable certificate of deposit with maturities of more than three months	2,834,171	11,824,317
Acquisition of held-to-maturity financial assets	—	(1,002,167)
Proceeds from disposal of held-to-maturity financial assets	1,875,000	4,450,000
Acquisition of financial assets carried at cost	(22,980)	(29,077)
Proceeds from disposal of financial assets carried at cost	9,609	1,684
Proceeds from capital reduction of financial assets carried at cost	37,223	43,921
Acquisition of investments accounted for using equity method	(30,000)	(5,607)
Proceeds from disposal of investments accounted for using equity method	182,108	16,156
Net cash outflow on acquisition of subsidiaries	—	(113,983)
Acquisition of property, plant and equipment	(23,516,783)	(25,083,954)
Proceeds from disposal of property, plant and equipment	44,065	3,549
Acquisition of intangible assets	(282,809)	(10,380,167)
Acquisition of investment properties	(52)	—
Decrease in other noncurrent assets	63,915	72,133
Interest received	197,790	336,873
Cash dividends received	1,065,520	906,697

Net cash used in investing activities	(21,662,746)	(30,453,432)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	1,415,000	2,750,000
Repayment of short-term loans	(1,387,000)	(3,258,111)
Repayment of long-term loans	(150,000)	(189,655)
Decrease in customers’ deposits	(294,463)	(36,919)
Increase (decrease) in other noncurrent liabilities	(104,481)	12,240
Cash dividends	(42,551,146)	(37,673,263)
Partial disposal of interest in subsidiaries without losing control	83,628	45,128
Cash dividends distributed to noncontrolling interests	(709,971)	(350,003)
Change in other noncontrolling interests	1,179,806	(485,048)

Net cash used in financing activities	(42,518,627)	(39,185,631)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2016 AND 2015

(In Thousands of New Taiwan Dollars)

	2016	2015
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	$58,381	$25,894

NET INCREASE IN CASH AND CASH EQUIVALENTS	828,919	6,711,820

CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	30,271,423	23,559,603

CASH AND CASH EQUIVALENTS, END OF THE YEAR	$31,100,342	$30,271,423

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded	)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2016 AND 2015

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As the dominant telecommunications service provider of domestic and international fixed-line, Global System for Mobile Communications (“GSM”), and Third Generation (“3G”) in the ROC, Chunghwa is subject to additional regulations imposed by the ROC.

Effective August 12, 2005, the MOTC completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common stocks were listed and traded on the Taiwan Stock Exchange (the “TWSE”) on October 27, 2000. Certain of Chunghwa’s common stocks were sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common stocks were also sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common stocks of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

Chunghwa together with its subsidiaries are hereinafter referred to collectively as the “Company”.

The consolidated financial statements are presented in Chunghwa’s functional currency, New Taiwan dollars.

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were approved by the Board of Directors on March 7, 2017.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), International Financial Reporting Interpretations Committee (IFRIC) and SIC Interpretations (SIC) endorsed for use by the Financial Supervisory Commission (FSC) (the “Taiwan-IFRS”).

Basis of Preparation

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments that are measured at fair values.

Current and Noncurrent Assets and Liabilities

Current assets include:

a.	Assets held primarily for the purpose of trading;

b.	Assets expected to be realized within twelve months after the reporting period; and

c.	Cash and cash equivalents unless the asset is restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

Current liabilities include:

a.	Liabilities held primarily for the purpose of trading;

b.	Liabilities due to be settled within twelve months after the reporting period; and

c.	Liabilities for which the Company does not have an unconditional right to defer settlement for at least twelve months after the reporting period.

Assets and liabilities that are not classified as current are classified as noncurrent.

Light Era Development Co., Ltd. (LED) engages mainly in development of property for rent and sale. The assets and liabilities of LED related to property development within its operating cycle, which is over one year, are classified as current items.

Basis of Consolidation

a.	Principles for preparing consolidated financial statements

The consolidated financial statements incorporate the financial statements of Chunghwa and entities controlled by Chunghwa (its subsidiaries).

Income and expenses of subsidiaries acquired during the period are included in the consolidated statement of comprehensive income from the acquisition date.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by the Company.

All intra-company transactions, balances, income and expenses are eliminated in full upon consolidation.

Attribution of total comprehensive income to noncontrolling interests

Total comprehensive income of subsidiaries is attributed to the stockholders of the parent and to the noncontrolling interests even if this results in the noncontrolling interests having a deficit balance.

Changes in the Company’s ownership interests in subsidiaries

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Company’s interests and the noncontrolling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the noncontrolling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to stockholders of the parent.

b.	The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

			Percentage of Ownership
			December 31
Name of Investor	Name of Investee	Main Businesses and Products	2016	2015	Note
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd. (“SENAO”)	Handset and peripherals retailer; sales of CHT mobile phone plans as an agent	29	29	1)
	Light Era Development Co., Ltd. (“LED”)	Planning and development of real estate and intelligent buildings, and property management	100	100
	Donghwa Telecom Co., Ltd. (“DHT”)	International private leased circuit, IP VPN service, and IP transit services	100	100
	Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	International private leased circuit, IP VPN service, and IP transit services	100	100
	Chunghwa System Integration Co., Ltd. (“CHSI”)	Providing system integration services and telecommunication equipment	100	100
	Chunghwa Investment Co., Ltd. (“CHI”)	Investment	89	89
	CHIEF Telecom Inc. (“CHIEF”)	Network integration, internet data center (“IDC”), communications integration and cloud application services	69	69
	Chunghwa International Yellow Pages Co., Ltd. (“CHYP”)	Digital information supply services and advertisement services	100	100
	Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Investment	100	100
	Spring House Entertainment Tech. Inc. (“SHE”)	Digital entertainment contents production, animated character licensing and endorsement, and mobile digital platform construction	56	56
	Chunghwa Telecom Global, Inc. (“CHTG”)	International private leased circuit, internet services, and transit services	100	100
	Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services.	100	100
	Smartfun Digital Co., Ltd. (“SFD”)	Providing diversified family education digital services	65	65
	Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	International private leased circuit, IP VPN service, and IP transit services	100	100
	Chunghwa Sochamp Technology Inc. (“CHST”)	Design, development and production of Automatic License Plate Recognition software and hardware	51	51
	Honghwa International Co., Ltd. (“HHI”)	Telecommunication engineering, sales agent of mobile phone plan application and other business services	100	100
	Chunghwa Leading Photonics Tech Co., Ltd. (“CLPT”)	Production and sale of electronic components and finished products	75	—	2)
	New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	Investment	100	100

(Continued)

			Percentage of Ownership
			December 31
Name of Investor	Name of Investee	Main Businesses and Products	2016	2015	Note
Senao International Co., Ltd.	Senao International (Samoa) Holding Ltd. (“SIS”)	International investment	100	100
	Youth Co., Ltd. (“Youth”)	Sale of information and communication technologies products	89	89	3)
	Aval Technologies Co., Ltd. (“Aval”)	Sale of information and communication technologies products	100	100	4)
Youth Co., Ltd.	ISPOT Co., Ltd. (“ISPOT”)	Sale of information and communication technologies products	100	100	3)
	Youyi Co., Ltd. (“Youyi”)	Maintenance of information and communication technologies products	100	100	3)
CHIEF Telecom Inc.	Unigate Telecom Inc. (“Unigate”)	Telecommunication and internet service	100	100
	Chief International Corp. (“CIC”)	Telecommunication and internet service	100	100
	Shanghai Chief Telecom Co., Ltd. (“SCT”)	Telecommunication and internet service	49	49	5)
Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd. (“Concord”)	Investment	100	100
Spring House Entertainment Tech. Inc.	Ceylon Innovation Co., Ltd. (“CEI”)	E-book publishing and copyright negotiation of digital music	—	100	6)
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Production and sale of semiconductor testing components and printed circuit board	41	46	7)
	Chunghwa Investment Holding Co., Ltd. (“CIHC”)	Investment	—	100	8)
Concord Technology Co., Ltd.	Glory Network System Service (Shanghai) Co., Ltd. (“GNSS (Shanghai)”)	Design, development and production of computer and internet software, installment, maintenance and consulting services of information system integration, and sales of self-production products	100	100	9)
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Design and after-sale services of semiconductor testing components and printed circuit board	100	100
	CHPT Japan Co., Ltd. (“CHPT (JP)”)	Related services of electronic parts, machinery processed products and printed circuit board	100	100
	Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Wholesale and retail of electronic materials, and investment	100	100
Senao International (Samoa) Holding Ltd.	Senao International HK Limited (“SIHK”)	International investment	100	100
Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited (“COI”)	Investment	—	100	10)
Senao International HK Limited	Senao Trading (Fujian) Co., Ltd. (“STF”)	Sale of information and communication technologies products	100	100
	Senao International Trading (Shanghai) Co., Ltd. (“SITS”)	Sale of information and communication technologies products	100	100
	Senao International Trading (Shanghai) Co., Ltd. (“SEITS”)	Maintenance of information and communication technologies products	100	100
	Senao International Trading (Jiangsu) Co., Ltd. (“SITJ”)	Sale of information and communication technologies products	100	100

(Continued)

			Percentage of Ownership
			December 31
Name of Investor	Name of Investee	Main Businesses and Products	2016	2015	Note
Prime Asia Investments Group Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd. (“CHC”)	Investment	100	100
Chunghwa Hsingta Co., Ltd. (“CHC”)	Chunghwa Telecom (China) Co., Ltd. (“CTC”)	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	100	100
	Jiangsu Zhenhua Information Technology Company, LLC. (“JZIT”)	Providing intelligent energy saving solution and intelligent buildings services	75	75	11)
	Hua-Xiong Information Technology Co., Ltd. (“HXIT”)	Providing intelligent buildings and smart home services	—	51	12)
Chunghwa Precision Test Tech. International, Ltd.	Shanghai Taihua Electronic Technology Limited (“STET”)	Design of printed circuit board and related consultation service	100	100

(Concluded)

1)	Chunghwa owns approximately 29% equity shares of SENAO and had originally four out of seven seats of the Board of Directors of SENAO through the support of large beneficial stockholders. In order to comply with the local regulations, SENAO increased two seats of independent directors in June 2016; therefore, total seats of its Board of Directors increased to nine and Chunghwa continues to hold four out of nine seats of the Board of Directors. As Chunghwa remains the control over SENAO’s relevant activities, the accounts of SENAO are included in the consolidated financial statements. The Company’s equity ownership of SENAO increased to 29.31% due to SENAO’s purchase of its treasury stock in June and July 2015.

2)	Chunghwa invested 75% equity shares of Chunghwa Leading Photonics Tech Co., Ltd. (“CLPT”) in July 2016. CLPT mainly engages in production and sale of electronic components and finished products.

3)	SENAO acquired 70% equity shares of Youth in September 2015. SENAO participated in Youth’s cash capital increase in December 2015; therefore, the ownership interests of Youth increased to 89.48%. Youyi and ISPOT are 100%-owned subsidiaries of Youth.

4)	SENAO established a 100%-owned subsidiary of Aval in October 2015. Aval mainly engages in sale of information and communication technologies products.

5)	CHIEF invested 49% equity shares of SCT in August 2015. Based on the written agreement between the stockholders, CHIEF has two out of three seats of the Board of Directors of SCT. Therefore, CHIEF has control over SCT and the accounts of SCT are included in the consolidated financial statements.

6)	CEI’s liquidation was completed in August 2016 and SHE received the proceeds from the liquidation.

7)	CHI disposed of some shares of CHPT in January 2015 and March 2016. Furthermore, CHI did not participate in the capital increase of CHPT in March 2016. Therefore, its ownership interest in CHPT decreased to 40.79%. However, considering the Company’s absolute size, the relative size and the dispersion of shares owned by the other stockholders, the management concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities; hence, CHPT is deemed as a subsidiary of the Company.

8)	CIHC’s dissolution was approved in August 2016 and the liquidation was completed in September 2016. CHI received the proceeds from the liquidation.

9)	GNSS (Shanghai) was approved to end its business and dissolve. The liquidation of GNSS (Shanghai) is still in progress.

10)	COI completed its liquidation in July 2016 and CIHC received the proceeds from the liquidation.

11)	JZIT was approved to end and dissolve its business in May 2016. The liquidation of JZIT is still in process.

12)	HXIT’s dissolution was approved by local regulator in March 2016. HXIT completed its liquidation and annulled its company registration in May 2016. CHC received the proceeds from the liquidation.

The following diagram presents information regarding the relationship and ownership percentages between Chunghwa and its subsidiaries as of December 31, 2016:

Business Combination

Acquisitions of businesses are accounted for using the acquisition method. Acquisition-related costs are recognized in profit or loss as incurred.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any noncontrolling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed.

Noncontrolling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Other types of noncontrolling interests are measured at fair value.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports its financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the Company retrospectively adjusts the provisional amounts recognized at the acquisition date or recognizes additional assets or liabilities to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date.

Foreign Currencies

In preparing the financial statements of each individual entity, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions.

At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Exchange differences on monetary items arising from settlement or translation are recognized in profit or loss in the period in which they arise.

Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined and related exchange differences are recognized in profit or loss. Conversely, when the fair value changes were recognized in other comprehensive income, related exchange difference shall be recognized in other comprehensive income.

Non-monetary items that are measured at historical cost in a foreign currency are not retranslated.

For the purposes of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations (including of the subsidiaries and associates in other countries or currencies used different with Chunghwa) are translated into New Taiwan dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized in other comprehensive income and attributed to stockholders of the parent and noncontrolling interests as appropriate.

Cash Equivalents

Cash equivalents include commercial paper, time deposits and negotiable certificate of deposit with original maturities within three months from the date of acquisition, highly liquid, readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. These cash equivalents are held for the purpose of meeting short-term cash commitments.

Inventories

Inventories are stated at the lower of cost or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale. The calculation of the cost of inventory is derived using the weighted-average method.

Buildings and Land Consigned to Construction Contractors

Inventories of LED are stated at the lower of cost or net realizable value item by item, except for those that may be appropriate to group as similar items or related inventories. Land acquired before construction is classified as land held for development, and then reclassified as land held under development after LED begins its construction project.

When using the completed-contract method for its construction projects, LED recognizes the proceeds from customers as advances from customers for land and building before the construction project is completed. After completion of the construction project and ownership is transferred to the customers, LED recognizes the relevant revenues.

Investments in Associates and Joint Ventures

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. A joint venture is a joint arrangement whereby the Company and other parties that have joint control of the arrangement have rights to the net assets of the arrangement.

Investments accounted for using the equity method include investments in associates and interests in joint ventures. Under the equity method, an investment in an associate or a joint venture is initially recognized at cost and adjusted thereafter to recognize the Company’s share of profit or loss and other comprehensive income of the associate and joint venture as well as the distribution received. The Company also recognizes its share in changes in the associates and joint ventures.

When the Company subscribes for new shares of the associate and joint venture at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment differs from the amount of the Company’s proportionate interest in the associate and joint venture. The Company records such a difference as an adjustment to investments with the corresponding amount charged or credited to additional paid-in capital. When the adjustment should be debited to additional paid-in capital but the additional paid-in capital recognized from investments accounted for using equity method is insufficient, the shortage is debited to retained earnings.

Any excess of the cost of acquisition over the Company’s share of the fair value of the identifiable net assets and liabilities of an associate or a joint venture at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment and shall not be amortized. Any excess of the Company’s share of the net fair value of the identifiable assets and liabilities over the cost of acquisition is recognized immediately in profit or loss.

When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment as a single asset by comparing its recoverable amount with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

When the Company transacts with its associate and joint venture, profits and losses resulting from the transactions with the associate and joint venture are recognized in the Company’s consolidated financial statements only to the extent of interests in the associate and joint venture that are not related to the Company.

Property, Plant and Equipment

Property, plant and equipment are initially measured at cost and subsequently measured at cost less accumulated depreciation and accumulated impairment loss.

Depreciation on property, plant and equipment is recognized using the straight-line method. Each significant part is depreciated separately. The estimated useful lives, residual values and depreciation method are reviewed at the end of each year, with the effect of any changes in estimate accounted for on a prospective basis.

On derecognition of an item of property, plant and equipment, the difference between the net disposal proceeds and the carrying amount of the asset is recognized in profit or loss in the period in which the property is derecognized.

Investment Properties

Investment properties are properties held to earn rentals and/or for capital appreciation. Investment properties also include land held for a currently undetermined future use.

Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are measured at cost less accumulated depreciation and accumulated impairment loss. Depreciation is recognized using the straight-line method.

On derecognition of the investment properties, the difference between the net disposal proceeds and the carrying amount of the asset is recognized in profit or loss in the period in which the property is derecognized.

Goodwill

Goodwill arising from the acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment loss.

For the purpose of impairment testing, goodwill is allocated to each of the Company’s cash-generating units or groups of cash-generating units (referred to as “cash-generating unit”) that are expected to benefit from the synergies of the business combination.

A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired, by comparing its carrying amount, including the attributable goodwill, with its recoverable amount. However, if the goodwill allocated to a cash-generating unit was acquired in a business combination during the current annual period, that unit shall be tested for impairment before the end of the current annual period. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Intangible Assets Other Than Goodwill

Intangible assets with finite useful lives that are acquired separately are initially measured at cost and subsequently measured at cost less accumulated amortization and accumulated impairment loss. Amortization is recognized on a straight-line basis. The estimated useful life, residual value, and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. The residual value of an intangible asset with a finite useful life shall be assumed to be zero unless the Company expects to dispose of the intangible asset before the end of its economic life. Intangible assets with indefinite useful lives that are acquired separately are measured at cost less accumulated impairment loss.

Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date (which is regarded as their cost). Subsequent to initial recognition, they are measured on the same basis as intangible assets that are acquired separately.

Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss in the period in which the asset is derecognized.

Impairment of Tangible and Intangible Assets Other Than Goodwill

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets, excluding goodwill, to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount, with the resulting impairment loss recognized in profit or loss.

When an impairment loss is subsequently reversed, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but only to the extent of the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized in profit or loss.

Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instruments.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

a.	Financial assets

All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis.

1)	Measurement category

a)	Financial assets at fair value through profit and loss (FVTPL)

Financial assets are classified as at FVTPL when the financial asset is either held for trading or it is designated as at FVTPL.

Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss does not incorporate any dividend or interest earned on the financial asset.

b)	Held-to-maturity financial assets

The Company invests in bank debentures and corporate bonds with specific credit ratings and the Company has positive intent and ability to hold to maturity, are classified as held-to-maturity investments.

Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method less any impairment loss.

c)	Available-for-sale financial assets (AFS financial assets)

AFS financial assets are non-derivatives that are either designated as AFS or are not classified as loans and receivables, held-to-maturity financial assets or financial assets at fair value through profit or loss.

The Company invests in listed stocks, emerging market stocks and unlisted stocks. Among these investments, those that have a quoted market price in an active market are classified as AFS and measured at fair value at the end of each reporting period; the others that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost less any identified impairment losses at the end of each reporting period by presenting in a separate line item as financial assets carried at cost. If, in a subsequent period, the fair value of the financial assets can be reliably measured, the financial assets are remeasured at fair value. The difference between the carrying amount and the fair value is recognized in other comprehensive income. Any impairment losses are recognized in profit or loss.

Changes in the carrying amount of AFS monetary financial assets relating to changes in foreign currency exchange rates, interest income calculated using the effective interest method and dividends on AFS equity investments are recognized in profit or loss. Other changes in the carrying amount of AFS financial assets are recognized in other comprehensive income and will be reclassified to profit or loss when the investment is disposed of or is determined to be impaired.

Dividends on AFS equity instruments are recognized in profit or loss when the Company’s right to receive the dividends is established.

d)	Loans and receivables

Loans and receivables (including cash and cash equivalents, trade notes and accounts receivable, receivables from related parties, other financial assets and refundable deposits) are measured at amortized cost using the effective interest method, less any impairment loss, except for short-term receivables as the effect of discounting is immaterial.

2)	Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed to determine whether there is objective evidence that an impairment loss has occurred at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For financial assets carried at amortized cost, such as held-to-maturity financial assets, assets that are individually assessed and not impaired are, in addition, assessed for impairment on a collective basis.

For financial assets carried at amortized cost, the amount of the impairment loss recognized is mainly based on the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate. However, since the discounted effect of short-term receivables is immaterial, the impairment loss is recognized on the difference between carrying amount and estimated future cash flow.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

For AFS equity investments, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment.

When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the period.

In respect of AFS equity securities, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income.

For financial assets that are carried at cost, the amount of the impairment loss is mainly measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss is not reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade notes and accounts receivable and other receivables, where the carrying amount is reduced through the use of an allowance account. When a trade note and accounts receivable and other receivables are considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss except for uncollectible trade notes and accounts receivable and other receivables that are written off against the allowance account.

3)	Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity.

On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income is recognized in profit or loss.

b.	Financial liabilities

1)	Subsequent measurement

Except for financial liabilities at FVTPL, all the financial liabilities are subsequently measured at amortized cost using the effective interest method.

2)	Derecognition of financial liabilities

The difference between the carrying amount of the financial liability derecognized and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

c.	Derivative financial instruments

The Company enters into a variety of derivative financial instruments to manage its exposure to foreign exchange rate risks, including forward exchange contracts.

Derivatives are initially measured at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. When the fair value of derivative financial instruments is positive, the derivative is recognized as a financial asset; when the fair value of derivative financial instruments is negative, the derivative is recognized as a financial liability.

Hedge Accounting

The Company designates some derivatives instruments as cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss.

The associated gains or losses that were recognized in other comprehensive income are reclassified from equity to profit or loss as a reclassification adjustment in the line item relating to the hedged item in the same period when the hedged item affects profit or loss. If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or a non-financial liability, the associated gains and losses that were recognized in other comprehensive income are removed from equity and are included in the initial cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued prospectively when the Company revokes the designated hedging relationship, or when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument that has been previously recognized in other comprehensive income from the period when the hedge was effective remains separately in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

Provisions

Provisions are measured at the best estimate of the expenditure required to settle the Company’s obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. The provisions for warranties claims and trade-in right are made by management according to the sales agreements which represent the management’s best estimate of the future outflow of economic benefits. The provisions of warranties claims and trade-in right are recognized as operating cost and the reduction of revenue, respectively, in the period in which the goods are sold.

Revenue Recognition

Revenue from the sale of goods is recognized when all the following conditions are satisfied:

a.	The Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

b.	The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

c.	The amount of revenue can be measured reliably;

d.	It is probable that the economic benefits associated with the transaction will flow to the Company; and

e.	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts for goods sold in the normal course of business, net of sales discounts and volume rebates. For trade notes and accounts receivable due within one year from the balance sheet date, as the nominal value of the consideration to be received approximates its fair value and transactions are frequent, fair value of the consideration is not determined by discounting all future receipts using an imputed rate of interest.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance telephone services), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon seconds or minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) monthly fees (on fixed-line services, mobile, Internet and data services) are accrued every month, and (c) prepaid services (fixed-line, mobile, Internet and data services) are recognized as income based upon actual usage by customers.

Where the Company enters into transactions which involve both the provision of telecommunications service bundled with products such as handsets, total consideration received from products and telecommunications service in these arrangements are allocated and measured using units of accounting within the arrangement based on their relative fair values limited to the amount that is not contingent upon the delivery of products.

Revenue from a contract to provide services is recognized by reference to the stage of completion of the contract.

Dividend income from investments is recognized when the stockholder’s right to receive payment has been established under the premises when it is probable that the economic benefit related to the transactions will flow to the Company and that the revenue can be reasonably measured.

Interest income from a financial asset is recognized when it is probable that the economic benefits related to the transactions will flow to the Company and the amount of income can be measured reliably. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

When another party is involved in providing goods or services to a customer, the Company is acting as a principal when it has exposure to the significant risks and rewards associated with the sale of goods or the rendering of services; otherwise, the Company is acting as an agent. When the Company is acting as a principal, gross inflows of economic benefits arising from transactions is recognized as revenue. When the Company is acting as an agent, revenue is recognized in the amount of commission.

Leasing

a.	The Company as lessor

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease.

b.	The Company as lessee

Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Other than stated above, all other borrowing costs are recognized in profit or loss in the period in which they are incurred.

Employee Benefits

a.	Short-term employee benefits

Liabilities recognized in respect of short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in exchange for the related service.

b.	Retirement benefits

Payments to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions.

Defined benefit costs (including service cost, net interest and remeasurement) under the defined benefit retirement benefit plans are determined using the projected unit credit method. Service cost (including current service cost and gains or losses on settlements) and net interest on the net defined benefit liability (asset) are recognized as employee benefits expense in the period they occur. Remeasurement, comprising (a) actuarial gains and losses; and (b) the return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset), is recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss.

Net defined benefit liability (asset) represents the actual deficit (surplus) in the Company’s defined benefit plan. Any surplus resulting from this calculation is limited to the present value of any refunds from the plans or reductions in future contributions to the plans.

c.	Other long-term employee benefits

Other long-term employee benefits are accounted for in the same way as the accounting required for defined benefit plan except that remeasurement is recognized in profit or loss.

Share-based Payment Arrangements—Employee Stock Options

The fair value determined at the grant date of the employee share options is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of employee share options that are expected to ultimately vest, with a corresponding increase in additional paid-in capital—employee share options. If the equity instruments granted vest immediately at the grant date, expenses are recognized in full in profit or loss.

At the end of each reporting period, the Company revises its estimate of the number of employee share options expected to vest. The impact of the revision of the original estimates is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to additional paid-in capital—employee stock options.

Income Tax

Income tax expense represents the sum of the tax currently payable and deferred tax.

a.	Current tax

According to the Income Tax Law, an additional tax at 10% of unappropriated earnings is provided for as income tax in the year the stockholders approve to retain the earnings.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

b.	Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. If the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit, the resulting deferred tax asset or liability is not recognized. In addition, a deferred tax liability is not recognized on taxable temporary difference arising from initial recognition of goodwill.

Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, unused loss carry forward and unused tax credits from purchases of machinery, equipment and technology and research and development expenditures to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. A previously unrecognized deferred tax asset is also reviewed at the end of each reporting period and recognized to the to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

c.	Current and deferred tax for the year

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income, in which case, the current and deferred tax are also recognized in other comprehensive income.

Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

4.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY AND ASSUMPTION

In the application of the Company’s accounting policies, which are described in Note 3, the management is required to make judgments, estimates and assumptions which are based on historical experience and other factors that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed by the management on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period. Actual results may differ from these estimates.

a.	Revenue recognition

The Company’s project agreements are mainly to provide one or more equipment or services to customers. In order to fulfill the agreements, another party may be involved in some agreements. The Company considers the following factors to determine whether the Company is a principal of the transaction: whether the Company is the primary obligation provider of the agreements, its exposures to inventory risks and the discretion in establishing prices, etc. The determination of whether the Company is a principal or an agent will affect the amount of revenue recognized by the Company. Only when the Company is acting as a principal, gross inflows of economic benefits arising from transactions is recognized as revenue.

b.	Impairment of trade notes and accounts receivable

When there is objective evidence showed indications of impairment, the Company considers the estimation of future cash flows. The amount of impairment will be measured at the difference between the carrying amount and the present value of estimated future cash flows discounted by the original effective interest rates of the financial assets. However, as the impact from the discount of short-term receivables is not material, the impairment of short-term receivables is measured at the difference between the carrying amount and the estimated undiscounted future cash flows. Where the actual future cash flows are lower than expected, a material impairment loss may arise.

c.	Provision for inventory valuation and obsolescence

Inventories are stated at the lower of cost or net realizable value. Net realizable value is calculated as the estimated selling price less the estimated selling costs. Comparison of net realizable value and cost is determined on an item by item basis, except those similar items which could be categorized into the same groups. The Company uses the inventory holding period and turnover as the evaluation basis for inventory obsolescence losses.

d.	Impairment of tangible and intangible assets

When an indication of impairment is assessed with objective evidence, the Company considers whether the recoverable amount of an asset is less than its carrying amount and recognizes the impairment loss based on difference between the recoverable amount and its carrying amount. The estimate of recoverable amount would impact on the timing and the amount of impairment loss recognition.

e.	Useful lives of property, plant and equipment

As discussed in Note 3, “Summary of Significant Accounting Policies—Property, Plant and Equipment”, the Company reviews estimated useful lives of property, plant and equipment at the end of each year.

f.	Recognition and measurement of defined benefit plans

Net defined benefit liabilities and the resulting pension expense under defined benefit pension plans are calculated using the Projected Unit Credit Method. Actuarial assumptions comprise the discount rate, rate of employee turnover, and long-term average future salary increase. Changes in economic circumstances and market conditions will affect these assumptions and may have a material impact on the amount of the expense and the liability.

g.	Control over subsidiaries

As discussed in Note 3, some entities are subsidiaries of the Company although the Company only owns less than 50% ownership interests in these entities. After considering the Company’s absolute size of holding in the entity and the relative size of and dispersion of shares owned by the other stockholders, and the contractual arrangements between the Company and other investors, potential voting interests and the written agreement between stockholders, the management concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities of the entity and therefore the Company has control over these entities.

5.	APPLICATION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

a.	Amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), International Financial Reporting Interpretations Committee Interpretations (IFRIC) and SIC Interpretations (SIC) endorsed and issued into effect by the FSC for application starting from January 1, 2017

Rule No. 1050050021 and Rule No. 1050026834 issued by the FSC stipulated that starting January 1, 2017, the Company should apply the IFRS, IAS, IFRIC and SIC issued by the IASB and endorsed by the FSC for application starting from January 1, 2017 (collectively, “2017 Taiwan-IFRSs version) and the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers.

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note 1)
Amendments to IFRSs	Annual Improvements to IFRSs 2010-2012 Cycle	July 1, 2014 (Note 2)
Amendments to IFRSs	Annual Improvements to IFRSs 2011-2013 Cycle	July 1, 2014
Amendments to IFRSs	Annual Improvements to IFRSs 2012-2014 Cycle	January 1, 2016 (Note 3)
Amendments to IFRS 10, IFRS 12 and IAS 28	Investment Entities: Applying the Consolidation Exception	January 1, 2016
Amendments to IFRS 11	Acquisitions of Interests in Joint Operations	January 1, 2016
IFRS 14	Regulatory Deferral Accounts	January 1, 2016
Amendments to IAS 1	Disclosure Initiative	January 1, 2016
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortization	January 1, 2016
Amendments to IAS 16 and IAS 41	Agriculture: Bearer Plants	January 1, 2016
Amendments to IAS 19	Defined Benefit Plans: Employee Contributions	July 1, 2014
Amendments to IAS 36	Impairment of Assets: Recoverable Amount Disclosures for Non-financial Assets	January 1, 2014
Amendments to IAS 39	Novation of Derivatives and Continuation of Hedge Accounting	January 1, 2014
IFRIC 21	Levies	January 1, 2014

Note 1:	Unless stated otherwise, the above amendments and interpretations are effective for annual periods beginning on or after their respective effective dates.

Note 2:	The amendment to IFRS 2 applies to share-based payment transactions with grant date on or after July 1, 2014; the amendment to IFRS 3 applies to business combinations with acquisition date on or after July 1, 2014; the amendment to IFRS 13 is effective immediately; the remaining amendments are effective for annual periods beginning on or after July 1, 2014.

Note 3:	The amendment to IFRS 5 is applied prospectively to changes in a method of disposal that occur in annual periods beginning on or after January 1, 2016; the remaining amendments are effective for annual periods beginning on or after January 1, 2016.

The Company does not anticipate the application of the 2017 Taiwan-IFRSs version and related amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers will have material impacts on the Company’s consolidated financial statements.

b.	The IFRSs issued by the International Accounting Standards Board (IASB) but not yet endorsed by the FSC

The Company has not applied the following IFRSs issued by the IASB but not yet endorsed by the FSC. In addition, the FSC announced that the public companies in Taiwan should apply IFRS 9 and IFRS 15 starting January 1, 2018. As of the date the consolidated financial statements were authorized for issue, the FSC has not announced the effective dates of other new, amended and revised standards and interpretations.

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note 1)
Amendments to IFRSs	Annual Improvements to IFRSs 2014-2016 Cycle	Note 2
Amendments to IFRS 2	Classification and Measurement of Share-based Payment Transactions	January 1, 2018
IFRS 9	Financial Instruments	January 1, 2018
Amendments to IFRS 9 and IFRS 7	Mandatory Effective Date of IFRS 9 and Transition Disclosures	January 1, 2018
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined by IASB
IFRS 15	Revenue from Contracts with Customers	January 1, 2018
Amendments to IFRS 15	Clarifications to IFRS 15	January 1, 2018
IFRS 16	Leases	January 1, 2019
Amendments to IAS 7	Disclosure Initiative	January 1, 2017
Amendments to IAS 12	Deferred Tax: Recovery of Underlying Assets	January 1, 2017
Amendments to IAS 40	Transfers of investment property	January 1, 2018
IFRIC 22	Foreign Currency Transactions and Advance Consideration	January 1, 2018

Note 1:	Unless stated otherwise, the above amendments and interpretations are effective for annual periods beginning on or after their respective effective dates.

Note 2:	The amendment to IFRS 12 is retrospectively applied for annual periods beginning on or after January 1, 2017; the amendment to IAS 28 is retrospectively applied for annual periods beginning on or after January 1, 2018.

Except for the following items, the application of the above new, revised or amended standards and interpretations will not have material impact on the Company’s consolidated financial statements:

1)	IFRS 15 “Revenue from Contracts with Customers” and related amendments

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and will supersede IAS 18 “Revenue”, IAS 11 “Construction Contracts” and a number of revenue-related interpretations.

When applying IFRS 15, the Company shall recognize revenue by applying the following steps:

a)	Identify the contract with the customer;

b)	Identify the performance obligations in the contract;

c)	Determine the transaction price;

d)	Allocate the transaction price to the performance obligations in the contracts; and

e)	Recognize revenue when the entity satisfies a performance obligation.

Upon the application of IFRS 15 and its related amendments, the Company will allocate the transaction price to each performance obligation identified in the contract on a relative stand-alone selling price basis.

Where the Company enters into transactions which involve both the provision of telecommunications service bundled with products such as handsets, total consideration received from products and telecommunications service in these arrangements are allocated based on each performance obligation’s relative selling price. The amount of sales revenue recognized for products is no longer limited to the amount paid by the customer for the products. This will not change the total revenue recognized, but will change the timing of revenue recognition. The Company may recognize more revenue at the beginning of the contract period (i.e., at the time of sale of products), and revenue recognized for telecommunications service in the subsequent contract periods will decrease.

Incremental costs of obtaining a contract will be recognized as an asset to the extent the Company expects to recover those costs. Such asset will be amortized on a basis that is consistent with the transfer to the customer of the goods or services to which the asset relates. This will lead to the later recognition of charges for certain customer-obtaining costs.

IFRS 15 and its related amendments require that when another party is involved in providing goods or services to a customer, the Company is a principal if it controls the specified good or service before that good or service is transferred to a customer. Before the application of IFRS 15, the Company determines whether it is a principal or an agent based on its exposure to the significant risks and rewards associated with the sale of goods or the rendering of services.

When IFRS 15 and its amendments become effective, entities may elect to apply this Standard and the related amendments either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this Standard recognized at the date of initial application. The Company is currently evaluating these transition methods and the related impacts on the Company’s consolidated financial statements.

2)	IFRS 16 “Leases”

IFRS 16 sets out the accounting standards for leases that will supersede IAS 17 and a number of related interpretations.

Under IFRS 16, if the Company is a lessee, it shall recognize right-of-use assets and lease liabilities for all leases on the consolidated balance sheets except for low-value and short-term leases. The Company may elect to apply the accounting method similar to the accounting for operating lease under IAS 17 to the low-value and short-term leases. On the consolidated statements of comprehensive income, the Company should present the depreciation expense charged on the right-of-use asset separately from interest expense accrued on the lease liability and discloses such amounts in the footnotes; interest is computed by using effective interest method. On the consolidated statements of cash flows, cash payments for the principal portion of the lease liability are classified within financing activities; cash payments for interest portion are classified within operating activities.

The application of IFRS 16 is not expected to have a material impact on the accounting of the Company as lessor.

When IFRS 16 becomes effective, the Company may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of the initial application of this Standard recognized at the date of initial application.

Except for the abovementioned impact, as of the date the consolidated financial statements were authorized for issue, the Company is continuously assessing the possible impact that the application of other standards and interpretations will have on the Company’s financial position and operating result, and will disclose the relevant impact when the assessment is completed.

6.	CASH AND CASH EQUIVALENTS

	December 31
	2016	2015
Cash
Cash on hand	$370,598	$333,544
Bank deposits	7,239,990	7,615,595

	7,610,588	7,949,139

Cash equivalents (investments with maturities of less than three months)
Commercial paper	11,435,706	11,914,066
Negotiable certificate of deposit	10,800,000	7,600,000
Time deposits	1,254,048	2,808,218

	23,489,754	22,322,284

	$31,100,342	$30,271,423

The annual yield rates of bank deposits, commercial paper, negotiable certificate of deposit and time deposits as of balance sheet dates were as follows:

December 31
	2016	2015
Bank deposits	0.00%-0.42%	0.00%-1.10%
Commercial paper	0.32%-0.42%	0.35%-0.41%
Negotiable certificate of deposit	0.35%-0.50%	0.36%-0.45%
Time deposits	0.40%-3.30%	0.55%-3.80%

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2016	2015
Financial assets held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$217	$163

Financial liabilities held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$1,356	$—

Outstanding forward exchange contracts not designated for hedge as of balance sheet dates were as follows:

	Currency	Maturity Period	Contract Amount (In Thousands)
December 31, 2016

Forward exchange contracts—buy	EUR/NT$	2017.03	EUR4,857/NT$166,940
Forward exchange contracts—buy	US$/NT$	2017.01	US$1,700/NT$54,629

December 31, 2015

Forward exchange contracts—buy	EUR/NT$	2016.03-06	EUR18,301/NT$658,545
Forward exchange contracts—buy	US$/NT$	2016.01	US$803/NT$26,403

The Company entered into the above forward exchange contracts to manage its exposure to foreign currency risk due to fluctuations in exchange rates. However, the aforementioned derivatives did not meet the criteria for hedge accounting.

8.	AVAILABLE-FOR-SALE FINANCIAL ASSETS—NONCURRENT

	December 31
	2016	2015
Equity securities
Listed stocks	$2,521,027	$3,242,827

Chunghwa evaluated and concluded its available-for-sale financial assets were impaired and recorded an impairment loss of $577,333 thousand for the year ended December 31, 2016. CHI evaluated and concluded its available-for-sale financial assets were partially impaired and recorded an impairment loss of $25,910 thousand for the year ended December 31, 2015.

9.	HELD-TO-MATURITY FINANCIAL ASSETS

	December 31
	2016	2015
Corporate bonds	$1,989,892	$3,870,540
Bank debentures	150,000	150,000

	$2,139,892	$4,020,540

Current	$2,139,892	$1,880,739
Noncurrent	—	2,139,801

	$2,139,892	$4,020,540

The related information of corporate bonds and bank debentures as of balance sheet dates was as follows:

	December 31
	2016	2015
Corporate bonds

Par value	$1,990,000	$3,865,000

Nominal interest rate	1.18%-1.35%	1.18%-2.49%
Effective interest rate	1.20%-1.35%	1.15%-1.54%
Average remaining maturity life	0.34 year	1.04 years

Bank debentures

Par value	$150,000	$150,000

Nominal interest rate	1.25%	1.25%
Effective interest rate	1.25%	1.25%
Average remaining maturity life	0.41 year	1.41 years

10.	TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31
	2016	2015
Trade notes and accounts receivable	$32,795,513	$28,260,527
Less: Allowance for doubtful accounts	(1,773,025)	(1,334,477)

	$31,022,488	$26,926,050

The average credit terms range from 30 to 90 days. In determining the recoverability of trade notes and accounts receivable, the Company considers significant change in the credit quality of the trade notes and accounts receivable from the date credit was initially granted up to the end of the reporting period. In general, with few exceptional cases, it is unlikely for the notes and accounts receivable due longer than 180 days to be collected, therefore the Company recognized 100% allowance of notes and accounts receivable overdue longer than 180 days. For the notes and accounts receivable less than 180 days, the allowance for doubtful accounts was estimated based on the Company’s historical recovery experience.

The Company serves a large consumer base; therefore, the concentration of credit risk is limited.

The aging analysis for trade notes and accounts receivable as of balance sheet dates was as follows:

	December 31
	2016	2015
Non-overdue	$29,596,183	$25,707,830
Less than 30 days	1,050,149	732,711
31-60 days	347,796	346,275
61-90 days	285,843	241,097
91-120 days	198,364	192,601
121-180 days	118,511	121,705
More than 181 days	1,198,667	918,308

	$32,795,513	$28,260,527

The above aging analysis was based on days overdue.

At the balance sheet dates, the receivables that were past due but not impaired were considered recoverable by the management of the Company. The aging of these receivables as of balance sheet dates was as follows:

	December 31
	2016	2015
Less than 30 days	$256,298	$127,884
31-60 days	46,987	16,091
61-90 days	8,473	95,329
91-120 days	73,890	57,939
121-180 days	705	1,762
More than 181 days	13,240	19,823

	$399,593	$318,828

The above aging analysis was based on days overdue.

Movements of the allowance for doubtful accounts were as follows:

	Individually Assessed for Impairment	Collectively Assessed for Impairment	Total
Balance on January 1, 2015	$276,659	$772,743	$1,049,402
Add: Provision for doubtful accounts	88,600	391,543	480,143
Deduct: Amounts written off	(418)	(194,650)	(195,068)

Balance on December 31, 2015	364,841	969,636	1,334,477
Add: Provision for doubtful accounts	714,542	228,185	942,727
Deduct: Amounts written off	(274,238)	(229,941)	(504,179)

Balance on December 31, 2016	$805,145	$967,880	$1,773,025

11.	INVENTORIES

	December 31
	2016	2015
Merchandise	$4,136,246	$5,848,527
Project in process	960,618	697,181
Work in process	108,535	100,445
Raw materials	143,554	70,792

	5,348,953	6,716,945
Land held under development	1,998,733	1,998,733
Construction in progress	75,088	64,512

	$7,422,774	$8,780,190

The operating costs related to inventories were $54,182,652 thousand (including the valuation loss on inventories of $191,846 thousand) and $52,665,569 thousand (including the valuation loss on inventories of $198,312 thousand) for the years ended December 31, 2016 and 2015, respectively.

As of December 31, 2016 and 2015, inventories of $2,073,821 thousand and $2,063,245 thousand, respectively, were expected to be recovered for a time period longer than twelve months. The aforementioned amount of inventories is related to property development owned by LED.

Land held under development and construction in progress on December 31, 2016 and 2015 was developed by LED for Qingshan Sec., Dayuan Dist., Taoyuan City project.

12.	PREPAYMENTS

	December 31
	2016	2015
Prepaid rents	$2,933,899	$3,275,192
Others	3,285,623	3,005,647

	$6,219,522	$6,280,839

Current
Prepaid rents	$899,270	$1,032,869
Others	2,079,192	1,636,152

	$2,978,462	$2,669,021

Noncurrent
Prepaid rents	$2,034,629	$2,242,323
Others	1,206,431	1,369,495

	$3,241,060	$3,611,818

13.	OTHER CURRENT MONETARY ASSETS

	December 31
	2016	2015
Time deposits and negotiable certificates of deposit with maturities of more than three months	$3,567,928	$2,285,682
Others	1,252,496	1,015,101

	$4,820,424	$3,300,783

The annual yield rates of time deposits and negotiable certificates of deposit with maturities of more than three months were as follows:

	December 31
	2016	2015
Time deposits and negotiable certificates of deposit with maturities of more than three months	0.11%-1.95%	0.11%-3.50%

14.	FINANCIAL ASSETS CARRIED AT COST

	December 31
	2016	2015
Non-listed stocks
Domestic	$1,948,552	$1,990,077
Foreign	294,268	277,792

	$2,242,820	$2,267,869

The above non-listed stocks are classified as available-for-sale financial assets based on financial assets categories (see Note 38). Since the fair values of such non-listed stocks investments cannot be reliably measured due to the range of reasonable fair value estimates was so significant, the above non-listed stocks investments owned by the Company were measured at costs less any impairment losses at the balance sheet dates.

The Company disposed financial assets carried at cost with carrying amount of $8,903 thousand and $2,133 thousand and recognized the disposal gain of $706 thousand and the disposal loss of $449 thousand for the years ended December 31, 2016 and 2015, respectively.

The Company evaluated and concluded that there was no indication that financial assets carried at cost were impaired; therefore, no impairment loss was recognized for the year ended December 31, 2016.

After the Company evaluated the financial positions and future operation results of aforementioned investments, the Company concluded some of its investments that ceased their operations were fully impaired, and recognized an impairment loss of $77,018 thousand for the year ended December 31, 2015. In addition, some of its investments are encountering profit recession or deficit. The Company concluded the recoverable amount of such investments which represented present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset or based on the market approach using financial indicators such as PE ratios of the comparable listed companies was lower than the carrying amount. Therefore, the Company recognized impairment losses of $4,251 thousand for the year ended December 31, 2015.

15.	SUBSIDIARIES

a.	Information on significant noncontrolling interest subsidiary

Subsidiaries	Principal Place of Business	Proportion of Ownership Interests and Voting Rights Held by Noncontrolling Interests
		December 31
		2016	2015
SENAO	Taiwan	71%	71%

	Profit Allocated to Noncontrolling Interests		Accumulated Noncontrolling Interests
	Year Ended December 31		December 31
	2016	2015	2016	2015
SENAO	$696,161	$575,368	$4,247,031	$4,116,412

Individually immaterial subsidiaries with noncontrolling interests			2,248,891	1,152,663

			$6,495,922	$5,269,075

Summarized financial information in respect of SENAO and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represents amounts before intracompany eliminations.

	December 31
	2016	2015
Current assets	$7,761,962	$7,422,739
Noncurrent assets	2,693,981	2,783,123
Current liabilities	(4,376,279)	(4,324,620)
Noncurrent liabilities	(155,028)	(137,661)

Equity	$5,924,636	$5,743,581

Equity attributable to the parent	$1,677,605	$1,627,169
Equity attributable to noncontrolling interests	4,247,031	4,116,412

	$5,924,636	$5,743,581

	Year Ended December 31
	2016	2015
Revenues and income	$34,445,288	$35,949,748
Costs and expenses	33,458,740	35,141,453

Profit for the year	$986,548	$808,295

Profit attributable to the parent	$290,387	$232,927
Profit attributable to the noncontrolling interests	696,161	575,368

	$986,548	$808,295

Other comprehensive loss attributable to the parent	$(21,404)	$(925)
Other comprehensive loss attributable to the noncontrolling interests	(52,631)	(2,274)

	$(74,035)	$(3,199)

Total comprehensive income attributable to the parent	$268,983	$232,002
Total comprehensive income attributable to the noncontrolling interests	643,530	573,094

	$912,513	$805,096

Net cash flow from operating activities	$530,796	$1,739,155
Net cash flow from investing activities	129,848	54,226
Net cash flow from financing activities	(677,415)	(1,530,168)
Effect of exchange rate changes on cash and cash equivalents	(6,663)	11,185

Net cash inflow (outflow)	$(23,434)	$274,398

Dividends paid to noncontrolling interest	$526,436	$273,821

b.	Equity transactions with noncontrolling interests

CHI disposed of some shares of CHPT in January 2015 and March 2016. Furthermore, CHI did not participate in the capital increase of CHPT in March 2016. Therefore, its ownership interest in CHPT decreased to 40.79%.

SENAO participated in share subscription of Youth in December 2015 at a percentage different from its original ownership interest. Therefore, the ownership interest of Youth increased from 70% to 89.48%.

SENAO purchased its treasury stock in June and July 2015 and the Company’s ownership interest in SENAO increased to 29.31%.

The above transactions were accounted for as equity transactions since the Company did not cease to have control over these subsidiaries.

	Year Ended December 31
	2016		2015
	CHI Did Not Participate in the Capital Increase of CHPT	CHI Disposed Some Shares of CHPT	CHI Disposed Some Shares of CHPT	SENAO Purchased Its Treasury Stock	SENAO Participated in Youth’s Share Subscription
Cash consideration received from (paid to) noncontrolling interests	$1,175,509	$83,628	$45,128	$(492,770)	$—
The proportionate share of the carrying amount of the net assets of the subsidiary transferred (to) from noncontrolling interests	(785,769)	(25,422)	(18,484)	416,451	(412)

Differences arising from equity transactions	$389,740	$58,206	$26,644	$(76,319)	$(412)

Line items for equity transaction adjustments
Additional paid-in capital—difference between consideration received or paid and the carrying amount of the subsidiaries’ net assets upon actual disposal or acquisition	$—	$58,206	$26,644	$—	$—

Additional paid-in capital—arising from changes in equities of subsidiaries	$389,740	$—	$—	$(14,021)	$(412)

Unappropriated earnings	$—	$—	$—	$(62,298)	$—

c.	Business combinations

1)	Subsidiaries acquired

	Principal Activity	Date of Acquisition	Proportion of Voting Equity Interests Acquired (%)	Consideration Transferred
Youth Co., Ltd. and its subsidiaries	Sale and maintenance of information and communication technologies products	September 2, 2015	70	$135,450

Youth and its subsidiaries were acquired in cash in order to continue the expansion of SENAO’s activities in selling telecommunication products.

2)	Assets acquired and liabilities assumed at the date of acquisition

Youth and Its Subsidiaries
Current assets
Cash and cash equivalents	$21,467
Accounts and other receivables	10,260
Inventories	29,944
Prepayments	5,549
Other current assets	5,735
Noncurrent assets
Property, plant and equipment	35,600
Intangible assets	259,000
Refundable deposits	21,800
Deferred income tax assets	3,678
Other noncurrent assets	32,209
Current liabilities
Short-term loans	(53,711)
Trade notes payable	(8,633)
Accounts and other payables	(74,603)
Other current liabilities	(80,494)
Noncurrent liabilities
Long-term loans	(39,655)
Deferred income tax liabilities	(44,030)
Other noncurrent liabilities	(10,000)

$114,116

3)	Goodwill arising on acquisition

Youth and its Subsidiaries
Consideration transferred	$135,450
Add: Noncontrolling interest (30% of the recognized amounts of Youth and its subsidiaries’ identifiable net assets)	34,235
Less: Fair value of identifiable net assets acquired	(114,116)

Goodwill arising on acquisition	$55,569

Goodwill that arose in the acquisition of Youth and its subsidiaries mainly included the amount in relation to the benefit of expected synergies from integrating the businesses of Youth and its subsidiaries into the Company that operate sales and maintenance of Apple’s products for many years. These benefits were not recognized separately from goodwill because they did not meet the recognition criteria for identifiable intangible assets.

Goodwill arising from business combinations is not deductible for tax purposes.

SENAO performed impairment test of goodwill arising from the above acquisition and concluded that no impairment loss was required to recognize for the years ended December 31, 2016 and 2015.

4)	Net cash outflow on acquisition of subsidiaries

Youth and its Subsidiaries
Consideration paid in cash	$135,450
Less: Cash and cash equivalents acquired	(21,467)

$113,983

5)	Impact of acquisitions on the results of the Company’s financial performance

The results of the acquired subsidiaries’ financial performance from the acquisition date to December 31, 2015 were as follows:

Youth and its Subsidiaries
Revenue	$187,793

Net loss	$17,823

Had these business combinations been in effect at the beginning of the annual reporting period, the Company’s pro-forma revenue and net income would have been $232,186,877 thousand and $43,586,076 thousand, respectively, for the year ended December 31, 2015. This pro-forma information is for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Company that actually would have been achieved had the acquisition been completed on January 1, 2015, nor is it intended to be a projection of future results.

In determining the pro-forma revenue and net income of the Company had Youth and its subsidiaries been acquired at the beginning of 2015, management calculated depreciation of property, plant and equipment and amortization of intangible assets acquired on the basis of the fair values arising in the initial accounting for the business combination rather than the carrying amounts recognized in the pre-acquisition financial statements.

16.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2016	2015
Investments in associates	$2,600,183	$2,917,625
Investments in joint ventures	2,676	227,379

	$2,602,859	$3,145,004

a.	Investments in associates

Investments in associates were as follows:

	Carrying Amount
	December 31
	2016	2015
Listed

Senao Networks, Inc. (“SNI”)	$838,830	$866,696

Non-listed

ST-2 Satellite Ventures Pte., Ltd. (“STS”)	466,847	494,727
International Integrated System, Inc. (“IISI”)	312,528	301,861
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	274,814	315,762
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	153,104	374,487
Skysoft Co., Ltd. (“SKYSOFT”)	145,727	137,792
KingwayTek Technology Co., Ltd. (“KWT”)	122,221	119,419
So-net Entertainment Taiwan Limited (“So-net”)	111,390	105,844
Taiwan International Ports Logistics Corporation (“TIPL”)	56,450	68,927
Click Force Co., Ltd. (“CF”)	37,188	38,914
Alliance Digital Tech Co., Ltd. (“ADT”)	33,868	15,336
Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	23,758	41,922
HopeTech Technologies Limited (“HopeTech”)	23,458	35,938
MeWorks LIMITED (HK) (“MeWorks”)	—	—

	$2,600,183	$2,917,625

The percentages of ownership and voting rights in associates held by the Company as of balance sheet dates were as follows:

	% of Ownership and Voting Rights
	December 31
	2016	2015
Senao Networks, Inc. (“SNI”)	34	34
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	38	38
International Integrated System, Inc. (“IISI”)	32	33
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	30	30
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40	40
Skysoft Co., Ltd. (“SKYSOFT”)	30	30
KingwayTek Technology Co., Ltd. (“KWT”)	26	26
So-net Entertainment Taiwan Limited (“So-net”)	30	30
Taiwan International Ports Logistics Corporation (“TIPL”)	27	27
Click Force Co., Ltd. (“CF”)	49	49
Alliance Digital Tech Co., Ltd. (“ADT”)	14	13
Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	26	26
HopeTech Technologies Limited (“HopeTech”)	45	45
MeWorks LIMITED (HK) (“MeWorks”)	20	20

None of the above associates is considered individually material to the Company. Aggregate information of associates that are not individually material was as follows:

	Year Ended December 31
	2016	2015
The Company’s share of profits	$524,633	$937,487
The Company’s share of other comprehensive loss	(46,406)	(19,020)

The Company’s share of total comprehensive income	$478,227	$918,467

The Level 1 fair values based on the closing market prices of SNI as of the balance sheet dates were as follows:

	December 31
	2016	2015
SNI	$2,536,592	$3,556,203

Chunghwa sold its partial ownership interest in KWT in January 2015. The gain on disposal of KWT was $7,409 thousand.

CHYP participated in the capital increase of CF by investing $5,607 thousand in April 2015. CHYP holds 49% ownership interest of CF. CF engages mainly in advertisement services.

Sertec completed its liquidation in June 2015. The gain on disposal of Sertec was $649 thousand. CHI received the proceeds from disposal in July 2015.

CHI disposed all ownership interest in Panda Monium Company Ltd. in September 2015.

Chunghwa participated in the capital increase of ADT by investing $30,000 thousand in December 2016 at a percentage different from its original ownership interest and the ownership interest of ADT increased to 14%. Chunghwa still has one out of five seats of the Board of Directors of ADT after the capital increase. Therefore, Chunghwa remains significant influence over ADT. ADT engages mainly in the development of mobile payments and information processing service.

As the operation of MeWorks ceased, the Company concluded that this investment was fully impaired. The Company recognized an impairment loss of $8,213 thousand for the year ended December 31, 2015. MeWorks engaged mainly in investment business.

The Company’s share of profit (loss) and other comprehensive income (loss) of associates was recognized based on the audited financial statements.

b.	Investments in joint ventures

Investments in joint ventures were as follows:

	Carrying Amount		% of Ownership and Voting Rights
	December 31		December 31
	2016	2015	2016	2015
Non-listed
Huada Digital Corporation (“HDD”)	$—	$206,737	50	50
Chunghwa Benefit One Co., Ltd. (“CBO”)	2,676	20,642	50	50

	$2,676	$227,379

In March 2016, the stockholders of HDD approved that HDD should start its dissolution from March 31, 2016. The liquidation of HDD is still in process. Chunghwa received the proceeds from the liquidation in September 2016 and recognized the disposal loss of $409 thousand.

In December 2016, the stockholders of CBO approved that CBO should start its dissolution from December 31, 2016. The liquidation of CBO is still in process.

None of the above joint ventures is considered individually material to the Company. Summarized financial information of joint ventures that was not material to the Company was as follows:

	Year Ended December 31
	2016	2015
The Company’s share of loss	$(41,973)	$(29,499)
The Company’s share of other comprehensive income	—	—

The Company’s share of total comprehensive loss	$(41,973)	$(29,499)

The Company’s share of loss of joint ventures was recorded based on the audited financial statements.

17.	PROPERTY, PLANT AND EQUIPMENT

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Advances Related to Acquisition of Equipment	Total
Cost
Balance on January 1, 2015	$102,773,786	$1,557,544	$67,600,416	$15,318,187	$695,075,672	$3,824,783	$8,643,904	$20,929,731	$915,724,023
Additions	—	—	59,041	37,158	158,751	—	202,530	23,993,190	24,450,670
Disposal	—	(94)	(10,607)	(1,073,310)	(13,047,249)	(69,337)	(510,568)	—	(14,711,165)
Effect of foreign exchange differences	—	—	—	(221)	69,663	47	(309)	—	69,180
Acquisitions through business combinations	19,042	—	6,762	—	—	—	39,260	—	65,064
Others	(45,688)	17,820	134,130	714,076	23,114,750	59,879	362,081	(24,520,593)	(163,545)

Balance on December 31, 2015	$102,747,140	$1,575,270	$67,789,742	$14,995,890	$705,371,587	$3,815,372	$8,736,898	$20,402,328	$925,434,227

Accumulated depreciation and impairment
Balance on January 1, 2015	$—	$(1,145,434)	$(23,202,169)	$(11,307,939)	$(568,767,123)	$(2,207,400)	$(6,443,615)	$—	$(613,073,680)
Depreciation expenses	—	(53,432)	(1,268,490)	(1,467,217)	(26,290,623)	(598,712)	(671,341)	—	(30,349,815)
Disposal	—	94	10,171	1,060,632	13,032,923	69,283	425,473	—	14,598,576
Impairment loss	—	—	—	—	(138,093)	—	—	—	(138,093)
Effect of foreign exchange differences	—	—	—	127	(13,508)	(47)	57	—	(13,371)
Acquisitions through business combinations	—	—	(1,115)	—	—	—	(28,349)	—	(29,464)
Others	—	(4,637)	41,044	(472)	(28,624)	(13,354)	(23,191)	—	(29,234)

Balance on December 31, 2015	$—	$(1,203,409)	$(24,420,559)	$(11,714,869)	$(582,205,048)	$(2,750,230)	$(6,740,966)	$—	$(629,035,081)

Balance on January 1, 2015, net	$102,773,786	$412,110	$44,398,247	$4,010,248	$126,308,549	$1,617,383	$2,200,289	$20,929,731	$302,650,343

Balance on December 31, 2015, net	$102,747,140	$371,861	$43,369,183	$3,281,021	$123,166,539	$1,065,142	$1,995,932	$20,402,328	$296,399,146

Cost
Balance on January 1, 2016	$102,747,140	$1,575,270	$67,789,742	$14,995,890	$705,371,587	$3,815,372	$8,736,898	$20,402,328	$925,434,227
Additions	791,148	—	36,037	41,912	170,781	880	255,602	23,294,912	24,591,272
Disposal	(1,645)	(6,290)	(34,887)	(1,546,812)	(11,541,665)	(53,533)	(625,417)	—	(13,810,249)
Effect of foreign exchange differences	—	—	—	(2,664)	(34,651)	(15)	(4,283)	—	(41,613)
Others	335,426	11,913	(53,079)	806,491	21,726,424	103,697	580,136	(23,556,518)	(45,510)

Balance on December 31, 2016	$103,872,069	$1,580,893	$67,737,813	$14,294,817	$715,692,476	$3,866,401	$8,942,936	$20,140,722	$936,128,127

Accumulated depreciation and impairment
Balance on January 1, 2016	$—	$(1,203,409)	$(24,420,559)	$(11,714,869)	$(582,205,048)	$(2,750,230)	$(6,740,966)	$—	$(629,035,081)
Depreciation expenses	—	(51,280)	(1,268,974)	(1,332,321)	(25,279,598)	(528,910)	(625,946)	—	(29,087,029)
Disposal	—	6,246	34,270	1,528,545	11,512,157	53,469	583,248	—	13,717,935
Impairment loss	—	—	—	(360)	(595,408)	(2)	(58)	—	(595,828)
Effect of foreign exchange differences	—	—	—	1,506	6,647	18	4,002	—	12,173
Others	—	(171)	63,975	(64,180)	64,070	(11,409)	(22,822)	—	29,463

Balance on December 31, 2016	$—	$(1,248,614)	$(25,591,288)	$(11,581,679)	$(596,497,180)	$(3,237,064)	$(6,802,542)	$—	$(644,958,367)

Balance on January 1, 2016, net	$102,747,140	$371,861	$43,369,183	$3,281,021	$123,166,539	$1,065,142	$1,995,932	$20,402,328	$296,399,146

Balance on December 31, 2016, net	$103,872,069	$332,279	$42,146,525	$2,713,138	$119,195,296	$629,337	$2,140,394	$20,140,722	$291,169,760

The Company determined that some telecommunications equipment was impaired in 2016 due to the expiration of 2G license in June 2017 which will lead to the termination of the related service. Due to technology upgrade, some telecommunications equipment became obsolete in 2015. The Company evaluated and concluded the recoverable amount determined on the basis of value in use of aforementioned telecommunications equipment was lower than the carrying value, and recognized impairment losses of $595,408 thousand and $138,093 thousand for the years ended December 31, 2016 and 2015, respectively. In addition, the Company evaluated and concluded the recoverable amount of partial computer and miscellaneous equipment was nil and recognized impairment losses of $420 thousand for the year ended December 31, 2016. The impairment loss was included in other income and expenses in the statements of comprehensive income.

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	8-30 years
Buildings
Main buildings	35-60 years
Other building facilities	3-20 years
Computer equipment	2-8 years
Telecommunications equipment
Telecommunication circuits	2-30 years
Telecommunication machinery and antennas equipment	2-30 years
Transportation equipment	3-10 years
Miscellaneous equipment
Leasehold improvements	1-6 years
Mechanical and air conditioner equipment	3-16 years
Others	1-10 years

18.	INVESTMENT PROPERTIES

Cost
Balance on January 1, 2015	$8,883,051
Disposal	(126)
Reclassification	175,067

Balance on December 31, 2015	$9,057,992

Accumulated depreciation and impairment
Balance on January 1, 2015	$(1,262,197)
Depreciation expense	(18,363)
Disposal	126
Reclassification	(17,200)
Reversal of impairment loss	142,047

Balance on December 31, 2015	$(1,155,587)

Balance on January 1, 2015, net	$7,620,854

Balance on December 31, 2015, net	$7,902,405

Cost
Balance on January 1, 2016	$9,057,992
Additions	52
Reclassification	136,608

Balance on December 31, 2016	$9,194,652

Accumulated depreciation and impairment
Balance on January 1, 2016	$(1,155,587)
Depreciation expense	(19,119)
Reclassification	(52,940)
Reversal of impairment loss	147,527

Balance on December 31, 2016	$(1,080,119)

Balance on January 1, 2016, net	$7,902,405

Balance on December 31, 2016, net	$8,114,533

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	8-30 years
Buildings
Main buildings	35-60 years
Other building facilities	4-10 years

After the evaluation of land and buildings, the Company concluded the recoverable amount which represented the fair value less costs to sell of some land and buildings was higher than the carrying amount. Therefore, the Company recognized a reversal of impairment loss of $147,527 thousand and $142,047 thousand for the years ended December 31, 2016 and 2015, respectively, and the amounts were recognized only to the extent of impairment losses that had been recognized in prior years. The reversal of impairment loss was included in other income and expenses in the statements of comprehensive income.

The fair values of the Company’s investment properties as of December 31, 2016 and 2015 were determined by Level 3 fair value measurements inputs based on the appraisal reports conducted by independent appraisers. Those appraisal reports are based on the comparison approach, income approach or cost approach. Key assumptions and the fair values were as follows:

	December 31
	2016	2015
Fair value	$17,778,228	$17,694,498

Overall capital interest rate	1.46%-2.20%	1.49%-2.28%
Profit margin ratio	10%-20%	10%-20%
Discount rate	1.04%	1.21%-1.28%
Capitalization rate	0.43%-1.78%	0.44%-1.73%

All of the Company’s investment properties are held under freehold interest.

19.	INTANGIBLE ASSETS

	3G and 4G Concession	Computer Software	Goodwill	Others	Total
Cost
Balance on January 1, 2015	$49,254,000	$3,192,652	$180,631	$150,565	$52,777,848
Additions-acquired separately	9,955,000	423,868	—	1,299	10,380,167
Disposal	—	(375,214)	—	(1,983)	(377,197)
Effect of foreign exchange difference	—	108	—	—	108
Acquisitions through business combinations	—	—	55,569	259,000	314,569
Other	—	7,214	—	—	7,214

Balance on December 31, 2015	$59,209,000	$3,248,628	$236,200	$408,881	$63,102,709

(Continued)

	3G and 4G Concession	Computer Software	Goodwill	Others	Total
Accumulated amortization and impairment
Balance on January 1, 2015	$(8,103,833)	$(1,793,470)	$(18,055)	$(37,864)	$(9,953,222)
Amortization expenses	(2,503,967)	(564,742)	—	(11,203)	(3,079,912)
Disposal	—	375,194	—	1,983	377,177
Effect of foreign exchange difference	—	(76)	—	—	(76)
Other	—	102	—	—	102

Balance on December 31, 2015	$(10,607,800)	$(1,982,992)	$(18,055)	$(47,084)	$(12,655,931)

Balance on January 1, 2015, net	$41,150,167	$1,399,182	$162,576	$112,701	$42,824,626

Balance on December 31, 2015, net	$48,601,200	$1,265,636	$218,145	$361,797	$50,446,778

Cost
Balance on January 1, 2016	$59,209,000	$3,248,628	$236,200	$408,881	$63,102,709
Additions-acquired separately	—	277,380	—	5,429	282,809
Disposal	—	(120,584)	—	(79)	(120,663)
Effect of foreign exchange difference	—	(367)	—	—	(367)
Others	—	3,035	—	—	3,035

Balance on December 31, 2016	$59,209,000	$3,408,092	$236,200	$414,231	$63,267,523

Accumulated amortization and impairment
Balance on January 1, 2016	$(10,607,800)	$(1,982,992)	$(18,055)	$(47,084)	$(12,655,931)
Amortization expenses	(2,804,912)	(550,914)	—	(22,995)	(3,378,821)
Disposal	—	120,584	—	79	120,663
Impairment losses	—	(99)	—	—	(99)
Effect of foreign exchange difference	—	84	—	5	89

Balance on December 31, 2016	$(13,412,712)	$(2,413,337)	$(18,055)	$(69,995)	$(15,914,099)

Balance on January 1, 2016, net	$48,601,200	$1,265,636	$218,145	$361,797	$50,446,778

Balance on December 31, 2016, net	$45,796,288	$994,755	$218,145	$344,236	$47,353,424

(Concluded)

For long-term business development, Chunghwa participated in mobile broadband license (4G license) in 2.5 and 2.6 GHz bands bidding process announced by NCC and obtained certain spectrums. Chunghwa paid the 4G concession fees amounting to $9,955,000 thousand in December 2015.

The concessions are granted and issued by the NCC. The concession fees are amortized using the straight-line method from the date operations commence through the date the license expires. The carrying amount of 3G concession fee will be fully amortized by December 2018, and 4G concession fees will be fully amortized by December 2030 and December 2033.

The computer software is amortized using the straight-line method over the estimated useful lives of 1 to 10 years. Other intangible assets are amortized using the straight-line method over the estimated useful lives of 3 to 20 years. Goodwill is not amortized.

20.	OTHER ASSETS

	December 31
	2016	2015
Spare parts	$1,775,715	$1,875,759
Refundable deposits	2,083,753	2,198,378
Other financial assets	1,000,000	1,000,000
Others	2,288,294	2,848,130

	$7,147,762	$7,922,267

Current
Spare parts	$1,775,715	$1,875,759
Others	346,062	460,162

	$2,121,777	$2,335,921

Noncurrent
Refundable deposits	$2,083,753	$2,198,378
Other financial assets	1,000,000	1,000,000
Others	1,942,232	2,387,968

	$5,025,985	$5,586,346

Other financial assets—noncurrent was Piping Fund. As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects. Net assets of this fund will be returned proportionately after the project is completed.

21.	HEDGING DERIVATIVE FINANCIAL INSTRUMENTS

	December 31
	2016	2015
Hedging derivative financial assets
Cash flow hedge—forward exchange contracts	$—	$498

Hedging derivative financial liabilities
Cash flow hedge—forward exchange contracts	$586	$—

Chunghwa’s hedge strategy is to enter forward exchange contracts—buy to avoid its foreign currency exposure to certain foreign currency denominated payments in the following six months. In addition, Chunghwa’s management considers the market condition to determine the hedge ratio, and enters into forward exchange contracts with the banks to avoid the foreign currency risk.

Chunghwa signed equipment purchase contracts with suppliers, and entered into forward exchange contracts to avoid foreign currency risk exposure to Euro-denominated purchase commitments. Those forward exchange contracts were designated as cash flow hedges. For the years ended December 31, 2016 and 2015, gain (loss) arising from changes in fair value of the hedged items recognized in other comprehensive income was loss of $1,085 thousand and gain of $781 thousand, respectively. Upon the completion of the purchase transaction, the amount deferred and recognized in equity initially will be reclassified into equipment as its carrying value.

As of December 31, 2016 and 2015, Chunghwa expected part of the equipment purchase transactions will not occur and reclassified the related gain of $696 thousand and loss of $741 thousand from equity to profit or loss which arising from the forward exchange contracts of the aforementioned transactions for the years ended December 31, 2016 and 2015, respectively.

The outstanding forward exchange contracts at the balance sheet dates were as follows:

			Contract Amount
	Currency	Maturity Period	(Thousands)
December 31, 2016
Forward exchange contracts—buy	EUR/NT$	2017.03	EUR2,967/NT$101,743

December 31, 2015
Forward exchange contracts—buy	EUR/NT$	2016.03-06	EUR8,532/NT$306,435

Loss (gain) arising from the hedging derivative financial instruments that have been reclassified from equity to initial cost of the property, plant and equipment were as follows:

	Year Ended December 31
	2016	2015
Construction in progress and advances related to acquisition of equipment	$(15,139)	$(18,805)

22.	SHORT-TERM LOANS

	December 31
	2016	2015
Secured loans (Note 40)	$20,000	$—
Unsecured loans	118,000	110,000

	$138,000	$110,000

The annual interest rates of loans were as follows:

	December 31
	2016	2015
Secured loans	1.98%	—
Unsecured loans	1.95%-2.25%	1.29%-2.40%

23.	LONG-TERM LOANS (INCLUDING LONG-TERM LOANS—CURRENT PORTION)

	December 31
	2016	2015
Secured loans (Note 40)	$1,600,000	$1,750,000
Less: Current portion of long-term loans	—	(7,692)

	$1,600,000	$1,742,308

The annual interest rates of loans were as follows:

	December 31
	2016	2015
Secured loans	0.91%	1.11%-1.36%

LED obtained a secured loan from Chang Hwa Bank in September 2010. Interest is paid monthly. $300,000 thousand and $1,350,000 thousand were originally due in December 2014 and September 2015, respectively. In October 2014, the bank borrowing mentioned above was extended to September 2018 for one time repayment. LED made an early repayment of $50,000 thousand in April 2015. LED obtained another secured loan from Chang Hwa Bank in December 2012 in the amount of $400,000 thousand which is due in December 2017; LED made early repayments of $350,000 thousand and $50,000 thousand in 2013 and January 2015, respectively.

CHPT entered into a secured loan contract of $348,000 thousand with Bank of Taiwan in April 2014, interest is paid monthly, amortization of principal began in May 2016, and the loan is due in April 2029. CHPT made early repayments of $148,000 thousand, $50,000 thousand and $150,000 thousand from September to December 2014, in November 2015, and from March to April 2016, respectively.

24.	TRADE NOTES AND ACCOUNTS PAYABLE

	December 31
	2016	2015
Trade notes and accounts payable	$18,809,664	$16,300,993

Trade notes and accounts payable were attributable to operating activities and the trading conditions were agreed separately.

25.	OTHER PAYABLES

	December 31
	2016	2015
Accrued salary and compensation	$9,769,858	$10,429,648
Payables to contractors	2,395,881	1,451,584
Accrued compensation to employees and remuneration to directors and supervisors	2,014,794	2,190,085
Payables to equipment suppliers	1,623,027	1,540,532
Amounts collected for others	1,407,488	1,406,000

(Continued)

	December 31
	2016	2015
Accrued franchise fees	$1,325,535	$1,401,490
Accrued maintenance costs	1,061,875	997,833
Others	6,819,878	6,069,794

	$26,418,336	$25,486,966

(Concluded)

26.	PROVISIONS

	December 31
	2016	2015
Warranties	$110,975	$213,114
Employee benefits	38,014	30,108
Trade-in right	31,378	—
Others	4,447	4,682

	$184,814	$247,904

Current	$118,872	$189,746
Noncurrent	65,942	58,158

	$184,814	$247,904

	Warranties	Employee Benefits	Trade-in right	Others	Total
Balance on January 1, 2015	$211,633	$55,569	$—	$4,832	$272,034
Additional provisions recognized	99,958	11,423	—	150	111,531
Used during the year	(98,477)	(36,884)	—	(300)	(135,661)

Balance on December 31, 2015	$213,114	$30,108	$—	$4,682	$247,904

Balance on January 1, 2016	$213,114	$30,108	$—	$4,682	$247,904
Additional provisions recognized	80,573	9,344	31,378	75	121,370
Used during the year	(182,712)	(1,438)	—	(310)	(184,460)

Balance on December 31, 2016	$110,975	$38,014	$31,378	$4,447	$184,814

a.	The provision for warranties claims represents the present value of the management’s best estimate of the future outflow of economic benefits that will be required under the Company’s obligation for warranties in sales agreements. The estimate has been made based on the historical warranty experience.

b.	The provision for employee benefits represents vested long-term service compensation accrued.

c.	The provision for trade-in right is based on the management’s judgments to estimate the trade-in right of products exercised by customers in the future. The provision is recognized as a reduction of revenue in the period in which the goods are sold.

27.	ADVANCE RECEIPTS

Advance receipts are mainly from advance telecommunication charges. In accordance with NCC’s regulation named “Mandatory and Prohibitory Provisions To Be Included In Standard Contracts for Telecommunication Goods (Services) Coupons”, the Company entered into a contract with Bank of Taiwan to provide a performance guarantee for advance receipts from selling prepaid cards amounting to $779,341 thousand as of December 31, 2016.

28.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

The pension plan under the Labor Pension Act of ROC (the “LPA”) is considered as a defined contribution plan. Based on the LPA, Chunghwa and its domestic subsidiaries make monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages. Its foreign subsidiaries would make monthly contributions based on the local pension requirements.

b.	Defined benefit plans

Chunghwa completed its privatization plans on August 12, 2005. Chunghwa is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises. After paying all pension obligations for privatization, the plan assets of Chunghwa should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. On August 7, 2006, Chunghwa transferred the remaining balance of fund to the Privatization Fund. However, according to the instructions of MOTC, Chunghwa was requested to administer the distributions to employees for pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization and recognized in other current monetary assets.

Chunghwa and its subsidiaries SENAO, CHIEF, CHSI, and SHE with the pension mechanism under the Labor Standards Law are considered as defined benefit plans. These pension plans provide benefits based on an employee’s length of service and average six-month salary prior to retirement. Chunghwa and its subsidiaries contribute an amount no more than 15% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan. The plan assets are held in a commingled fund which is operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the funds. According to the Article 56 of the Labor Standards Law of the ROC revised in February 2015, entities are required to contribute the difference in one appropriation to the Funds before the end of next March when the balance of the Funds is insufficient to pay employees who will meet the retirement eligibility criteria within next year.

The amounts included in the consolidated balance sheets arising from the Company’s obligation in respect of its defined benefit plans were as follows:

	December 31
	2016	2015
Present value of funded defined benefit obligation	$34,572,194	$30,882,113
Fair value of plan assets	(33,954,016)	(23,794,280)

Funded status—deficit	$618,178	$7,087,833

Net defined benefit liabilities	$1,536,814	$7,098,510
Net defined benefit assets	(918,636)	(10,677)

	$618,178	$7,087,833

Movements in the defined benefit obligation and the fair value of plan assets were as follows:

	Present Value of Funded Defined Benefit Obligation	Fair Value of Plan Assets	Net Defined Benefit Liabilities (Assets)
Balance on January 1, 2015	$27,958,086	$21,496,222	$6,461,864

Current service cost	2,883,634	—	2,883,634
Interest expense/interest income	545,942	443,636	102,306

Amounts recognized in profit or loss	3,429,576	443,636	2,985,940

Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	—	135,776	(135,776)
Actuarial losses recognized from changes in demographic assumptions	10,923	—	10,923
Actuarial gains recognized from changes in financial assumptions	(406)	—	(406)
Actuarial losses recognized from experience adjustments	356,710	—	356,710

Amounts recognized in other comprehensive income	367,227	135,776	231,451

Contributions from employer	—	2,435,160	(2,435,160)
Benefits paid	(716,514)	(716,514)	—
Benefits paid directly by the Company	(156,262)	—	(156,262)

Balance on December 31, 2015	30,882,113	23,794,280	7,087,833

Current service cost	2,866,371	—	2,866,371
Interest expense/interest income	599,667	573,125	26,542

Amounts recognized in profit or loss	3,466,038	573,125	2,892,913

Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	—	(352,477)	352,477
Actuarial gains recognized from changes in demographic assumptions	(124,492)	—	(124,492)

(Continued)

	Present Value of Funded Defined Benefit Obligation	Fair Value of Plan Assets	Net Defined Benefit Liabilities (Assets)
Actuarial losses recognized from changes in financial assumptions	$1,715,104	$—	$1,715,104
Actuarial losses recognized from experience adjustments	100,325	—	100,325

Amounts recognized in other comprehensive income	1,690,937	(352,477)	2,043,414

Contributions from employer	—	11,235,496	(11,235,496)
Benefits paid	(1,296,408)	(1,296,408)	—
Benefits paid directly by the Company	(170,486)	—	(170,486)

Balance on December 31, 2016	$34,572,194	$33,954,016	$618,178

(Concluded)

Relevant pension costs recognized in profit and loss for defined benefit plans were as follows:

	Year Ended December 31
	2016	2015
Operating costs	$1,732,595	$1,793,607
Marketing expenses	837,905	856,108
General and administrative expenses	154,617	162,317
Research and development expenses	97,336	101,729

	$2,822,453	$2,913,761

The Company is exposed to following risks for the defined benefits plans under the Labor Standards Law:

a.	Investment risk

Under the Labor Standards Law, the rate of return on assets shall not be lower than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. The plan assets are held in a commingled fund mainly invested in foreign and domestic equity and debt securities and bank deposits which is operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the funds.

b.	Interest rate risk

The decline in government bond interest rate will increase the present value of the obligation on the defined benefit plan, while the return on plan assets will increase. The net effect on the present value of the obligation on defined benefit plan is partially offset by the return on plan assets.

c.	Salary risk

The calculation of the present value of defined benefit obligation is referred to the plan participants’ future salary. Hence, the increase in plan participants’ salary will increase the present value of the defined benefit obligation.

The most recent actuarial valuation of plan assets and the present value of the defined benefit obligation were carried out by the independent actuary.

The principal assumptions used for the purpose of the actuarial valuations were as follows:

	Measurement Date
	December 31
	2016	2015
Discount rates	1.50%	2.00%
Expected rates of salary increase	1.20%-2.00%	1.00%-2.00%

If reasonably possible changes of the respective significant actuarial assumptions occur at the end of reporting periods, while holding all other assumptions constant, the present value of the defined benefit obligation would increase (decrease) as follows:

	December 31
	2016	2015
Discount rates
0.5% increase	$(1,219,246)	$(976,675)

0.5% decrease	$1,298,399	$1,261,032

Expected rates of salary increase
0.5% increase	$1,379,365	$1,331,860

0.5% decrease	$(1,305,935)	$(1,052,310)

The sensitivity analysis presented above may not be representative of the actual change in the present value of the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated. There is no change in the methods and assumptions used in preparing the sensitivity analysis from the previous period.

	December 31
	2016	2015
The expected contributions to the plan for the next year	$2,723,526	$11,302,013

The average duration of the defined benefit obligation	7-14 years	6-15 years

The Company’s maturity analysis of the undiscounted benefit payments as of December 31, 2016 was as follows:

Year	Amount
2017	$1,677,503
2018	3,617,488
2019	6,227,594
2020	8,604,616
2021 and thereafter	46,986,125

$67,113,326

29.	EQUITY

a.	Share capital

1)	Common stocks

	December 31
	2016	2015
Number of authorized shares (thousand)	12,000,000	12,000,000

Authorized shares	$120,000,000	$120,000,000

Number of issued and paid shares (thousand)	7,757,447	7,757,447

Issued shares	$77,574,465	$77,574,465

The issued common stocks of a par value at $10 per share entitled the right to vote and receive dividends.

2)	Global depositary receipts

The MOTC and some stockholder sold some common stocks of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) (one ADS represents 10 common stocks) in July 2003, August 2005, and September 2006. The ADSs were traded on the New York Stock Exchange since July 17, 2003. As of December 31, 2016, the outstanding ADSs were 350,881 thousand common stocks, which equaled 35,088 thousand units and represented 4.52% of Chunghwa’s total outstanding common stocks.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders are entitled to, through deposit agents:

a)	Exercise their voting rights,

b)	Sell their ADSs, and

c)	Receive dividends declared and subscribe to the issuance of new shares.

b.	Additional paid-in capital

The adjustments of additional paid-in capital for the years ended December 31, 2016 and 2015 were as follows:

	Share Premium	Movements of Additional Paid-in Capital for Associates and Joint Ventures Accounted for Using Equity Method	Movements of Additional Paid-in Capital Arising from Changes in Equities of Subsidiaries	Difference between Consideration Received and Carrying Amount of the Subsidiaries’ Net Assets upon Disposal	Donated Capital	Stockholders’ Contribution Due to Privatization	Total
Balance on January 1, 2015	$147,329,386	$43,648	$13,653	$—	$13,170	$20,648,078	$168,047,935
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	34,405	—	—	—	—	34,405
Partial disposal of interests in subsidiaries	—	—	—	26,644	—	—	26,644
Change in additional paid-in capital from share subscription not based on original ownership of a subsidiary	—	—	(412)	—	—	—	(412)

(Continued)

	Share Premium	Movements of Additional Paid-in Capital for Associates and Joint Ventures Accounted for Using Equity Method	Movements of Additional Paid-in Capital Arising from Changes in Equities of Subsidiaries	Difference between Consideration Received and Carrying Amount of the Subsidiaries’ Net Assets upon Disposal	Donated Capital	Stockholders’ Contribution Due to Privatization	Total
Other changes in additional paid-in capital in subsidiaries	$—	$—	$1,064	$—	$—	$—	$1,064
Subsidiary purchased its treasury stock	—	—	(14,021)	—	—	—	(14,021)

Balance on December 31, 2015	147,329,386	78,053	284	26,644	13,170	20,648,078	168,095,615
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(1,081)	—	—	—	—	(1,081)
Partial disposal of interests in subsidiaries	—	—	—	58,206	—	—	58,206
Change in additional paid-in capital for not participating in the capital increase of a subsidiary	—	—	389,740	—	—	—	389,740
Share-based payment transactions of subsidiaries	—	—	6	—	—	—	6

Balance on December 31, 2016	$147,329,386	$76,972	$390,030	$84,850	$13,170	$20,648,078	$168,542,486

(Concluded)

Additional paid-in capital from share premium, donated capital and the difference between consideration received and the carrying amount of the subsidiaries’ net assets upon disposal may be utilized to offset deficits; furthermore, when Chunghwa has no deficit, it may be distributed in cash or capitalized, which however is limited to a certain percentage of Chunghwa’s paid-in capital.

The additional paid-in capital from movements of paid-in capital arising from changes in equities of subsidiaries may only be utilized to offset deficits. Additional paid-in capital from movements of investments in associates and joint ventures accounted for using equity method may not be used for any purpose.

c.	Retained earnings and dividends policy

In accordance with the amendments to the Company Act of the ROC in May 2015, the recipients of dividends and bonuses are limited to stockholders and do not include employees. To comply with the above amendments to the Company Act of the ROC, amendments to the policy on dividend distribution and the addition of the policy on distribution of employees’ and directors’ compensation in Chunghwa’s Articles of Incorporation were approved by the stockholders in their meeting on June 24, 2016.

In accordance with the Chunghwa’s amended Articles of Incorporation, Chunghwa must pay all outstanding taxes, offset deficits in prior years and set aside a legal reserve equal to 10% of its net income before distributing a dividend or making any other distribution to stockholders, except when the accumulated amount of such legal reserve equals to Chunghwa’s total issued capital, and depending on its business needs or requirements, may also set aside or reverse special reserves. No less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed as stockholders’ dividends, of which cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common stocks.

For the information on remuneration for the employees and directors accured based on the Chunghwa’s pre-amended and amended Articles of Incorporation, please refer to Note 31.a.7)—Employee benefit expenses.

Chunghwa should appropriate or reverse a special reserve in accordance with Rule No. 1010012865 and Rule No. 1010047490 issued by the FSC and the directive entitled “Questions and Answers on Special Reserves Appropriated Following the Adoption of Taiwan-IFRSs”. Distributions can be made out of any subsequent reversal of the debit to other equity items.

The appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or, when the legal reserve has exceeded 25% of Chunghwa’s paid-in capital, the excess may be transferred to capital or distributed in cash.

Except for non-ROC resident stockholders, all stockholders receiving the dividends are entitled to a tax credit equal to their proportionate share of the income tax paid by the Company.

The appropriations of the 2015 and 2014 earnings of Chunghwa approved by the stockholders in their meetings on June 24, 2016 and June 26, 2015 were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2015	For Fiscal Year 2014	For Fiscal Year 2015	For Fiscal Year 2014
Legal reserve	$—	$680,743
Special reserve	—	(144,005)
Cash dividends	42,551,146	37,673,263	$5.49	$4.86

The appropriations of earnings for 2016 had been proposed by the Chunghwa’s Board of Directors on March 7, 2017. The appropriations and dividends per share were as follows:

	Appropriation of Earnings	Dividends Per Share (NT$)
Special reserve	$5,404
Cash dividends	38,336,525	$4.94

The appropriations of earnings for 2016 are subject to the resolution of the stockholders’ meeting planned to be held on June 23, 2017. Information of the appropriation of the Chunghwa’s earnings proposed by the Board of Directors and approved by the stockholders is available on the Market Observation Post System website.

d.	Other equity items

1)	Exchange differences arising from the translation of the foreign operations

The exchange differences arising from the translation of the foreign operations from their functional currency to New Taiwan dollars were recognized as exchange differences arising from the translation of the foreign operations in other comprehensive income.

2)	Unrealized gain (loss) on available-for-sale financial assets

	Year Ended December 31
	2016	2015
Beginning balance	$90,964	$739,988
Unrealized loss on available-for-sale financial assets	(720,914)	(670,029)
Income tax relating to unrealized gain and loss on available-for-sale financial assets	1,516	(2,055)
Amount reclassified from equity to profit or loss on disposal of available-for-sale financial assets	216	—
Amount reclassified from equity to profit or loss on impairment of available-for-sale financial assets	577,333	23,060

Ending balance	$(50,885)	$90,964

e.	Noncontrolling interests

	Year Ended December 31
	2016	2015
Beginning balance	$5,269,075	$5,085,185
Shares attributed to noncontrolling interests
Net income of the year	1,162,975	858,617
Exchange differences arising from the translation of the net investment in foreign operations	(40,559)	(1,972)
Unrealized gain (loss) on available-for-sale financial assets	(1,102)	1,494
Income tax relating to unrealized gain and loss on available-for-sale financial assets	187	(254)
Remeasurements of defined benefit pension plans	(17,577)	(3,219)
Income tax relating to remeasurements of defined benefit pension plans	2,988	549
Share of other comprehensive income of associates accounted for using equity method	(1,228)	1,701
Cash dividends distributed by subsidiaries	(709,971)	(350,003)
Change in additional paid-in capital for not participating in the capital increase of a subsidiary	785,769	—
Change in additional paid-in capital from share subscription not based on original ownership of a subsidiary	—	412
Changes in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	(1,543)	(2,688)
Partial disposal of interests in subsidiaries	25,422	18,484
Other changes in additional paid-in capital in subsidiaries	—	1,559
Share-based payment transactions of subsidiaries	17,189	36,326
Subsidiary purchased its treasury stock	—	(416,451)
Net increase in noncontrolling interests	4,297	39,335

Ending balance	$6,495,922	$5,269,075

30.	REVENUES

The main source of revenue of the Company includes various telecommunications services in many different streams, please refer to Note 44.

31.	NET INCOME AND OTHER COMPREHENSIVE INCOME (LOSS)

a.	Net income

1)	Other income and expenses

	Year Ended December 31
	2016	2015
Impairment loss on property, plant and equipment	$(595,828)	$(138,093)
Loss on disposal of property, plant and equipment	(48,249)	(109,040)
Reversal of impairment loss on investment properties	147,527	142,047
Impairment loss on intangible assets	(99)	—
Loss on disposal of intangible assets	—	(20)

	$(496,649)	$(105,106)

2)	Other income

	Year Ended December 31
	2016	2015
Dividend income	$390,856	$218,232
Income from Piping Fund	201,648	202,492
Rental income	40,776	37,611
Others	438,826	191,738

	$1,072,106	$650,073

3)	Other gains and losses

	Year Ended December 31
	2016	2015
Net foreign currency exchange gains	$180,877	$62,645
Gain (loss) on disposal of financial instruments	490	(449)
Gain (loss) on disposal of investments accounted for using equity method	(409)	8,058
Valuation gain (loss) on financial assets and liabilities at fair value through profit or loss, net	(1,153)	163
Impairment loss on investments accounted for using equity method	—	(8,213)
Impairment loss on financial assets carried at cost	—	(81,269)
Impairment loss on available-for-sale financial assets	(577,333)	(25,910)
Others	(49,012)	(179,234)

	$(446,540)	$(224,209)

4)	Impairment loss (reversal of impairment loss) on financial instruments

	Year Ended December 31
	2016	2015
Notes and accounts receivable	$942,727	$480,143

Other receivables	$(1,736)	$38,364

Available-for-sale financial assets	$577,333	$25,910

Financial assets carried at cost	$—	$81,269

5)	Impairment loss (reversal of impairment loss) on non-finacial assets

	Year Ended December 31
	2016	2015
Inventories	$191,846	$198,312

Property, plant and equipment	$595,828	$138,093

Investments accounted for using equity method	$—	$8,213

Investment properties	$(147,527)	$(142,047)

Intangible assets	$99	$—

6)	Depreciation and amortization expenses

	Year Ended December 31
	2016	2015
Property, plant and equipment	$29,087,029	$30,349,815
Investment properties	19,119	18,363
Intangible assets	3,378,821	3,079,912

Total depreciation and amortization expenses	$32,484,969	$33,448,090

Depreciation expenses summarized by functions
Operating costs	$27,214,066	$28,292,112
Operating expenses	1,892,082	2,076,066

	$29,106,148	$30,368,178

Amortization expenses summarized by functions
Operating costs	$3,041,872	$2,742,237
Marketing expenses	172,827	177,739
General and administrative expenses	126,085	115,531
Research and development expenses	38,037	44,405

	$3,378,821	$3,079,912

7)	Employee benefit expenses

	Year Ended December 31
	2016	2015
Post-employment benefit
Defined contribution plans	$543,872	$488,521
Defined benefit plans	2,822,453	2,913,761

	3,366,325	3,402,282

Share-based payment
Equity-settled share-based payment	17,195	36,326

Other employee benefit
Salaries	25,984,961	25,525,536
Insurance	2,651,837	2,642,982
Others	15,729,590	15,717,146

	44,366,388	43,885,664

Total employee benefit expenses	$47,749,908	$47,324,272

Summary by functions
Operating costs	$25,189,832	$25,320,099
Operating expenses	22,560,076	22,004,173

	$47,749,908	$47,324,272

According to the Company Act as amended in May 2015 and the amendments to the Chunghwa’s Articles of Incorporation approved by the Chunghwa’s stockholders in their meeting on June 24, 2016, Chunghwa distributes employees’ compensation at the rates from 1.7% to 4.3% and remuneration to directors not higher than 0.17%, respectively, of pre-tax income. Chunghwa accrued employees’ compensation and remuneration to directors according to the aforementioned policy for the years ended December 31, 2016 and 2015. As of December 31, 2016, the payables of the employees’ compensation and of the remuneration to directors were $1,702,164 thousand and $42,087 thousand, respectively. Such amounts have been approved by the Chunghwa’s Board of Directors on March 7, 2017 and will be reported to the stockholders in their meeting planned to be held on June 23, 2017.

If there is a change in the proposed amounts after the annual financial statements are authorized for issue, the differences are recorded as a change in accounting estimate.

The appropriations of the 2015 employees’ compensation and remuneration to directors were approved by the Board of Directors on March 11, 2016 and reported to the stockholders in their meeting after the amendments to Chunghwa’s Articles of Incorporation was approved by the Chunghwa’s stockholders in their meeting on June 24, 2016. The appropriations of the 2014 bonuses to employees and remuneration to directors of Chunghwa were approved by the stockholders in their meeting on June 26, 2015. The related information was as follows:

	2015	2014
	Cash Bonus	Cash Bonus

Bonus or compensation distributed to the employees	$1,927,518	$1,510,068
Remuneration paid to the directors	44,852	39,223

There was no difference between the initial accrual amounts and the amounts paid of the aforementioned bonus or compensation to employees and the remuneration to directors.

Information of the appropriation of Chunghwa’s employees compensation or bonuses and remuneration to directors and those approved by the Board of Directors and stockholders is available on the Market Observation Post System website.

b.	Reclassification adjustments of other comprehensive income (loss)

	Year Ended December 31
	2016	2015
Unrealized gain (loss) on available-for-sale financial assets
Arising during the year	$(722,016)	$(671,385)
Reclassification adjustments
Upon disposal	216	—
Upon impairment	577,333	25,910

	$(144,467)	$(645,475)

Cash flow hedges
Gain (loss) arising during the year	$14,750	$18,845
Reclassification adjustments included in profit or loss	(696)	741
Adjusted against the carrying amount of hedged items	(15,139)	(18,805)

	$(1,085)	$781

32.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax expense were as follows:

	Year Ended December 31
	2016	2015
Current tax
Current tax expenses recognized for the year	$6,735,442	$8,571,999
Income tax on unappropriated earnings	19,244	21,627
Income tax adjustments on prior years	(21,709)	(82,722)
Others	14,906	13,700

	6,747,883	8,524,604
Deferred tax
Deferred tax expenses recognized for the year	1,404,679	(220,736)

Income tax recognized in profit or loss	$8,152,562	$8,303,868

Reconciliation of accounting profit and income tax expense was as follows:

	Year Ended December 31
	2016	2015
Income before income tax	$49,382,547	$51,968,213

Income tax expense calculated at the statutory rate (17%)	$8,395,033	$8,834,596
Nondeductible revenues and expenses in determining taxable income	5,316	27,801
Unrecognized deductible temporary differences	(8,537)	11,367
Unrecognized loss carryforwards	11,605	83,479
Tax-exempt income	(20,231)	(183,221)
Income tax on unappropriated earnings	19,244	21,627
Investment credits	(234,101)	(329,756)
Effect of different tax rates of group entities operating in other jurisdictions	(8,117)	(94,366)
Adjustments of tax expense on prior years	(21,709)	(82,722)
Others	14,059	15,063

Income tax expense recognized in profit or loss	$8,152,562	$8,303,868

The applicable tax rate used above is the corporate tax rate of 17% payable by the entities subject to the Income Tax Law of the Republic of China, while the applicable tax rate used by subsidiaries in China is 25%. Tax rates used by other entities in the Company operating in other jurisdictions are based on the tax laws in those jurisdictions.

b.	Income tax expense (benefit) recognized in other comprehensive income

	Year Ended December 31
	2016	2015
Deferred tax
Unrealized gain or loss on available-for-sale financial assets	$(1,703)	$2,309
Remeasurement on defined benefit plan	(347,380)	(39,347)

Total income tax benefit recognized in other comprehensive income	$(349,083)	$(37,038)

c.	Current tax assets and liabilities

	December 31
	2016	2015
Current tax assets
Tax refund receivable (included in other current assets—other)	$5,337	$7,977

Current tax liabilities
Income tax payable	$2,467,551	$4,751,181

d.	Deferred income tax assets and liabilities

The movements of deferred income tax assets and liabilities were as follows:

For the year ended December 31, 2016

	January 1, 2016	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2016
Deferred income tax assets

Temporary differences
Defined benefit obligation	$1,205,660	$(179,240)	$347,335	$1,373,755
Share of profits of associates and joint ventures accounted for using equity method	325,231	4,544	—	329,775
Allowance for doubtful receivables over quota	168,756	61,261	—	230,017
Impairment loss on property, plant and equipment	44,406	78,399	—	122,805
Deferred revenue	136,403	(19,210)	—	117,193
Valuation loss on inventory	33,323	(12,707)	—	20,616
Accrued award credits liabilities	21,970	(2,044)	—	19,926
Estimated warranty liabilities	17,584	960	—	18,544
Property, plant and equipment	2,027	(177)	—	1,850
Unrealized foreign exchange loss, net	18,479	(18,359)	—	120
Others	39,502	(5,727)	—	33,775

	2,013,341	(92,300)	347,335	2,268,376
Loss carryforwards	48,236	5,614	—	53,850

	$2,061,577	$(86,686)	$347,335	$2,322,226

Deferred income tax liabilities

Temporary differences
Defined benefit obligation	$614	$1,267,750	$(45)	$1,268,319
Land value incremental tax	94,986	—	—	94,986
Deferred revenue for award credits	1,942	43,748	—	45,690
Intangible assets	43,373	(2,631)	—	40,742
Unrealized foreign exchange gain, net	542	9,003	—	9,545
Valuation gain or loss on financial instruments, net	5,326	9	(1,703)	3,632
Others	1,192	114	—	1,306

	$147,975	$1,317,993	$(1,748)	$1,464,220

For the year ended December 31, 2015

	January 1, 2015	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Acquisition Through Business Combinations	December 31, 2015
Deferred income tax assets

Temporary differences
Defined benefit obligation	$1,099,003	$67,315	$39,342	$—	$1,205,660
Share of profits of associates and joint ventures accounted for using equity method	277,227	48,004	—	—	325,231
Allowance for doubtful receivables over quota	113,892	54,864	—	—	168,756
Impairment loss on property, plant and equipment	31,521	12,885	—	—	44,406
Deferred revenue	155,614	(19,211)	—	—	136,403
Valuation loss on inventory	41,142	(7,819)	—	—	33,323
Accrued award credits liabilities	28,543	(6,573)	—	—	21,970
Estimated warranty liabilities	19,025	(1,441)	—	—	17,584
Property, plant and equipment	—	(58)	—	2,085	2,027
Unrealized foreign exchange loss, net	—	18,479	—	—	18,479
Others	33,607	5,895	—	—	39,502

	1,799,574	172,340	39,342	2,085	2,013,341
Loss carryforwards	29,012	17,631	—	1,593	48,236

	$1,828,586	$189,971	$39,342	$3,678	$2,061,577

Deferred income tax liabilities

Temporary differences
Defined benefit obligation	$—	$619	$(5)	$—	$614
Land value incremental tax	94,986	—	—	—	94,986
Deferred revenue for award credits	5,016	(3,074)	—	—	1,942
Intangible assets	—	(657)	—	44,030	43,373
Unrealized foreign exchange gain (loss), net	29,216	(28,674)	—	—	542
Valuation gain or loss on financial instruments, net	3,188	(171)	2,309	—	5,326
Others	—	1,192	—	—	1,192

	$132,406	$(30,765)	$2,304	$44,030	$147,975

e.	Deductible temporary differences and unused loss carryforwards for which no deferred tax assets have been recognized in the consolidated balance sheets

	December 31
	2016	2015
Loss carryforwards
Expire in 2017	$67,200	$67,200
Expire in 2018	126,429	126,429
Expire in 2019	137,604	156,456
Expire in 2020	41,858	80,245
Expire in 2021	12,817	23
Expire in 2022	1,446	1,610
Expire in 2023	592	592
Expire in 2024	20	20
Expire in 2025	13,702	14,541
Expire in 2026	23	—

	$401,691	$447,116

Deductible temporary differences	$3,431	$11,968

f.	Information about unused loss carryforwards

As of December 31, 2016, information about loss carryforwards was as follows:

Remaining Creditable Amount	Expiry Year
$67,200	2017
126,429	2018
137,604	2019
49,649	2020
23,276	2021
1,672	2022
2,670	2023
4,192	2024
32,338	2025
10,511	2026

$455,541

g.	The related information under the Integrated Income Tax System was as follows:

Unappropriated earnings information

As of December 31, 2016 and 2015, all Chunghwa’s unappropriated earnings are generated after the adoption of Integrated Income Tax System.

Imputation credit account

	December 31
	2016	2015
Balance of Imputation Credit Account (“ICA”)	$7,691,405	$7,516,432

The creditable ratios for distribution of earnings of 2016 and 2015 were 20.48% (estimated ratio) and 20.48%, respectively. Effective from January 1, 2015, the creditable ratio for individual stockholders residing in the Republic of China is half of the original creditable ratio according to the revised Article 66-6 of the Income Tax Law of the ROC.

h.	Income tax examinations

Income tax returns of Chunghwa have been examined by the tax authorities through 2014 (except 2013). Income tax returns of SENAO and LED have been examined by the tax authorities through 2013. Income tax returns of CHIEF, CHSI, CHYP, SFD, Youth, ISPOT, Youyi, SHE, CEI, CHPT, CHI and HHI have been examined by the tax authorities through 2014. Income tax returns of Unigate and CHST have been examined by the tax authorities through 2015. Income tax returns of CEI’s 2015 current final reports on total business income to liquidation date and on income earned from liquidation have been examined by the tax authorities.

33.	EARNINGS PER SHARE (“EPS”)

Net income and weighted average number of common stocks used in the calculation of earnings per share were as follows:

Net Income

	Year Ended December 31
	2016	2015
Net income used to compute the basic earnings per share
Net income attributable to the parent	$40,067,010	$42,805,728
Assumed conversion of all dilutive potential common stocks
Employee stock options and employee compensation of subsidiaries	(524)	(921)

Net income used to compute the diluted earnings per share	$40,066,486	$42,804,807

Weighted Average Number of Common Stocks

	(Thousand Shares)
	Year Ended December 31
	2016	2015
Weighted average number of common stocks used to compute the basic earnings per share	7,757,447	7,757,447
Assumed conversion of all dilutive potential common stocks
Employee compensation	11,922	18,231

Weighted average number of common stocks used to compute the diluted earnings per share	7,769,369	7,775,678

Because Chunghwa may settle the employee compensation in shares or cash, Chunghwa shall presume that it will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect. The dilutive effect of the shares needs to be considered until the approval of the number of shares to be distributed to employees as compensation in the following year.

34.	SHARE-BASED PAYMENT ARRANGEMENT

a.	SENAO share-based compensation plan (“SENAO Plan”) described as follows:

Effective Date for Plan Registration	Resolution Date by SENAO’s Board of Directors	Stock Options Units (Thousand)	Exercise Price (NT$)
2012.05.28	2013.04.29	10,000	$76.10 (Original price $93.00)

Each option is eligible to subscribe for one common share when exercisable. Under the terms of the SENAO Plan, the options are granted at an exercise price equal to the closing price of the SENAO’s common stocks listed on the TSE on the higher of closing price or par value. The SENAO Plan have exercise price adjustment formula upon the changes in common stocks equity (including cash capital increase, new share issue through capitalization of earnings and additional paid-in capital, merger, spin off and new share issue for Global Depositary Shares, and so on) or distribution of cash dividends. The options of SENAO Plan are valid for six years and the graded vesting schedule for which 50% of option granted will vest two years after the grant date and another two tranches of 25%, each will vest three and four years after the grant date respectively.

Stock options granted on May 7, 2013 applied IFRS 2. The recognized compensation costs were $13,229 thousand and $35,562 thousand for the years ended December 31, 2016 and 2015, respectively.

SENAO modified the plan terms of the outstanding stock options in July 2016, the exercise price changed from $81.40 to $76.10 per share. The modification did not cause any incremental fair value granted.

SENAO modified the plan terms of the outstanding stock options in August 2015, the exercise price changed from $84.30 to $81.40 per share. The modification did not cause any incremental fair value granted.

Information about SENAO’s outstanding stock options for the years ended December 31, 2016 and 2015 was as follows:

	Year Ended December 31
	2016		2015
	Granted on May 7, 2013		Granted on May 7, 2013
	Number of Options (Thousand)	Weighted- average Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	7,787	$81.40	9,027	$84.30
Options exercised	—	—	—	—
Options forfeited	(1,200)	—	(1,240)	—

Options outstanding at end of the year	6,587	76.10	7,787	81.40

Option exercisable at end of the year	4,947	76.10	4,049	81.40

As of December 31, 2016, information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
$76.10	6,587	2.35	$76.10	4,947	$76.10

As of December 31, 2015, information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
$81.40	7,787	3.35	$81.40	4,049	$81.40

SENAO used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on May 7, 2013
Grant-date share price (NT$)	$93.00
Exercise price (NT$)	$93.00
Dividends yield	—
Risk-free interest rate	0.91%
Expected life	4.375 years
Expected volatility	36.22%
Weighted average fair value of grants (NT$)	$28.72

Expected volatility was based on the historical share price volatility of SENAO over the period equal to the expected life of SENAO Plan.

b.	CHIEF share-based compensation plan (“CHIEF Plan”) described as follows:

Effective Date for Plan Registration	Resolution Date by CHIEF’s Board of Directors	Stock Options Units	Exercise Price (NT$)
2015.10.22	2015.10.22	2,000	$34.40 (Original price$43.00)

Each option is eligible to subscribe for one thousand common stocks when exercisable. Under the terms of the CHIEF Plan, the options are granted at an exercise price equal to $43.00. The options are granted to specific employees that meet the vesting conditions. The CHIEF Plan has exercise price adjustment formula upon the changes in common stocks or distribution of cash dividends. The options of CHIEF Plan are valid for five years and the graded vesting schedule will vest two years after the grant date.

Stock options granted on October 22, 2015 applied IFRS 2. The recognized compensation costs were $3,950 thousand and $764 thousand for the years ended December 31, 2016 and 2015, respectively.

CHIEF modified the plan terms of the outstanding stock options in July 2016, the exercise price changed from $43.00 to $34.40 per share. The modification did not cause any incremental fair value granted.

Information about CHIEF’s outstanding stock options for the years ended December 31, 2016 and 2015 was as follows:

	Year Ended December 31
	2016		2015
	Granted on October 22, 2015		Granted on October 22, 2015
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	2,000	$43.00	—	$—
Options granted	—	—	2,000	43.00
Options forfeited	(52)	—	—	—

Options outstanding at end of the year	1,948	34.40	2,000	43.00

Option exercisable at end of the year	—	—	—	—

As of December 31, 2016, information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$34.40	1,948	3.81	$34.40	—	$—

As of December 31, 2015, information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$43.00	2,000	4.81	$43.00	—	$—

CHIEF used the fair value method to evaluate the options using the binomial option pricing model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on October 22, 2015
Grant-date share price (NT$)	$39.55
Exercise price (NT$)	$43.00
Dividends yield	—
Risk-free interest rate	0.86%
Expected life	5 years
Expected volatility	21.02%
Weighted average fair value of grants (NT$)	$4,863

Expected volatility was based on the average annualized historical share price volatility of CHIEF’s comparable companies before the grant date.

c.	New shares reserved for subscription by employees under cash injection of CHPT

On December 8, 2015, the Board of Directors of CHPT approved the cash injection to issue 2,787 thousand shares and simultaneously reserved 418 thousand shares for subscription by employees according to the Company Act of the ROC. Furthermore, when the employees subscribed some shares or discarded their rights to subscribe shares, the Board of Directors of CHPT authorized the chairman of the Board of Directors to contact specific people or group to subscribe.

The aforementioned options granted to employees are accounted for and measured at fair value in accordance with IFRS 2. The recognized compensation cost was $16 thousand for the year ended December 31, 2016.

CHPT used the fair value method to evaluate the options granted to employees on March 10, 2016 using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on March 10, 2016
Grant-date share price (NT$)	$302.46
Exercise price (NT$)	$360.00
Dividends yield	—
Risk-free interest rate	0.37%
Expected life	12 days
Expected volatility	37.43%
Weighted average fair value of grants (NT$)	$0.04

Expected volatility was based on the average annualized historical share price volatility of CHPT’s comparable companies before the grant date.

35.	NON-CASH TRANSACTIONS

For the years ended December 31, 2016 and 2015, the Company entered into the following non-cash investing activities:

	Year Ended December 31
	2016	2015
Increase in property, plant and equipment	$24,591,272	$24,450,670
Changes in other payables	(1,074,489)	633,284

	$23,516,783	$25,083,954

36.	OPERATING LEASE ARRANGEMENTS

a.	The Company as lessee

Except for the ST-2 satellite referred in Note 39 to the consolidated financial statements, the Company entered into several lease agreements for base stations located all over in Taiwan. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	December 31
	2016	2015
Within one year	$2,811,440	$3,172,484
Longer than one year but within five years	5,449,712	5,614,320
Longer than five years	960,069	1,185,763

	$9,221,221	$9,972,567

b.	The Company as lessor

The Company leases out some land and buildings. The future aggregate minimum lease collection under non-cancellable operating leases are as follows:

	December 31
	2016	2015
Within one year	$427,159	$398,832
Longer than one year but within five years	600,093	526,686
Longer than five years	320,982	374,400

	$1,348,234	$1,299,918

37.	CAPITAL MANAGEMENT

The Company manages its capital to ensure that entities in the Company will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of debt of the Company and the equity attributable to the parent.

Some consolidated entities are required to maintain minimum paid-in capital amount as prescribed by the applicable laws.

The management reviews the capital structure of the Company as needed. As part of this review, the management considers the cost of capital and the risks associated with each class of capital.

According to the management’s suggestion, the Company maintains a balanced capital structure through paying cash dividends, increasing its share capital, purchasing treasury stock, and proceeds from new debt or repayment of debt.

38.	FINANCIAL INSTRUMENTS

Fair Value Information

The fair value measurement guidance establishes a framework for measuring fair value and expands disclosure about fair value measurements. The standard describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value. These levels are:

Level 1 fair value measurements: These measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 fair value measurements: These measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 fair value measurements: These measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

a.	Financial instruments that are not measured at fair value but for which fair value is disclosed

Except for what disclosed in the following table, the Company considers that the carrying amounts of finanal assets and liablities not measured at fair value approximate their fair values or the fair values cannot be reliable estimated:

December 31, 2016

	Carrying Amount	Fair Value
		Level 1	Level 2	Level 3
Held-to-maturity financial assets
Corporate bonds	$1,989,892	$—	$1,995,869	$—
Bank debentures	150,000	—	150,488	—

	$2,139,892	$—	$2,146,357	$—

December 31, 2015

	Carrying Amount	Fair Value
		Level 1	Level 2	Level 3
Held-to-maturity financial assets
Corporate bonds	$3,870,540	$—	$3,890,730	$—
Bank debentures	150,000	—	149,997	—

	$4,020,540	$—	$4,040,727	$—

The Level 2 fair values are estimated using discounted cash flow models. The models use market-based observable inputs including duration, yield rate and credit rating.

b.	Financial instruments that are measured at fair values on a recurring basis

December 31, 2016

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$217	$—	$217

Available-for-sale financial assets
Listed securities
Equity investments	$2,521,027	$—	$—	$2,521,027

Financial liabilities at FVTPL
Derivatives	$—	$1,356	$—	$1,356

Hedging derivative financial liabilities	$—	$586	$—	$586

December 31, 2015

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$163	$—	$163

Hedging derivative financial assets	$—	$498	$—	$498

Available-for-sale financial assets
Listed securities
Equity investments	$3,242,827	$—	$—	$3,242,827

There were no transfers between Levels 1 and 2 for the years ended December 31, 2016 and 2015.

The fair values of financial assets and financial liabilities are determined as follows:

1)	The fair values of financial assets and financial liabilities with standard terms and conditions and traded in active markets are determined with reference to quoted market prices.

2)	For derivatives, fair values are estimated using discounted cash flow model. Future cash flows are estimated based on observable inputs including forward exchange rates at the end of the reporting periods and the forward and spot exchange rates stated in the contracts, discounted at a rate that reflects the credit risk of various counterparties.

Categories of Financial Instruments

	December 31
	2016	2015
Financial assets

Measured at FVTPL
Held for trading	$217	$163
Hedging derivative financial assets	—	498
Held-to-maturity financial assets	2,139,892	4,020,540
Loans and receivables (Note a)	70,040,806	63,738,690
Available-for-sale financial assets (Note b)	4,763,847	5,510,696

Financial liabilities

Measured at FVTPL
Held for trading	1,356	—
Hedging derivative financial liabilities	586	—
Measured at amortized cost (Note c)	40,553,001	36,365,152

Note a:	The balances included cash and cash equivalents, trade notes and accounts receivable, receivables from related parties, other current monetary assets, other financial assets and refundable deposits (classified as other noncurrent assets) which were loans and receivables.

Note b:	The balances included financial assets carried at cost which were classified as available-for-sale financial assets.

Note c:	The balances included short-term loans, trade notes and accounts payable, payables to related parties, partial other payables, customers’ deposits and long-term loans which were financial liabilities carried at amortized cost.

Financial Risk Management Objectives

The main financial instruments of the Company include equity and debt investments, accounts receivable, accounts payable and loans. The Company’s Finance Department provides services to its business units, co-ordinates access to domestic and international capital markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk (including foreign currency risk, interest rate risk and other price risk), credit risk, and liquidity risk.

The Company seeks to minimize the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Company’s policies approved by the Board of Directors. Those derivatives are used to hedge the risks of exchange rate fluctuation arising from operating or investment activities. Compliance with policies and risk exposure limits is reviewed by the Company’s Finance Department on a continuous basis. The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

Chunghwa reports the significant risk exposures and related action plans timely and actively to the audit committee and to the Board of Directors if needed.

a.	Market risk

The Company is exposed to market risks of changes in foreign currency exchange rates and interest rates. The Company uses forward exchange contracts to hedge the exchange rate risk arising from assets and liabilities denominated in foreign currencies.

There were no changes to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

1)	Foreign currency risk

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the balance sheet dates were as follows:

	December 31
	2016	2015
Assets
USD	$5,326,692	$4,596,220
EUR	14,004	47,066
SGD	105,710	109,520
RMB	29,737	40,689
JPY	13,021	245,289
Liabilities
USD	4,237,739	4,171,693
EUR	967,727	1,292,838
SGD	576	2,553
RMB	49	67
JPY	10,454	13,983

The carrying amounts of the Company’s derivatives with exchange rate risk exposures at the balance sheet dates were as follows:

	December 31
	2016	2015
Assets
USD	$217	$149
EUR	—	512
Liabilities
USD	—	—
EUR	1,942	—

Foreign currency sensitivity analysis

The Company is mainly exposed to the fluctuations of the currencies listed above.

The following table details the Company’s sensitivity to a 5% increase and decrease in the functional currency against the relevant foreign currencies. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible changes in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and forward exchange contracts. A positive number below indicates an increase in pre-tax profit or equity where the functional currency weakens 5% against the relevant currency.

	Year Ended December 31
	2016	2015
Profit or loss
Monetary assets and liabilities (a)
USD	$54,448	$21,226
EUR	(47,686)	(62,289)
SGD	5,257	5,348
RMB	1,484	2,031
JPY	128	11,565
Derivatives (b)
USD	2,741	1,318
EUR	8,233	32,832
Equity
Derivatives (c)
EUR	5,030	15,306

a)	This is mainly attributable to the exposure to foreign currency denominated receivables and payables of the Company outstanding at the balance sheet dates.

b)	This is mainly attributable to the forward exchange contracts.

c)	This is mainly attributable to the changes in the fair value of derivatives that are designated as cash flow hedges.

For a 5% strengthening of the functional currency against the relevant currencies, it would have the equal but opposite effect on the pre-tax profit or equity for the amounts shown above.

2)	Interest rate risk

The carrying amounts of the Company’s exposures to interest rates on financial assets and financial liabilities at the balance sheet dates were as follows:

	December 31
	2016	2015
Fair value interest rate risk
Financial assets	$28,302,792	$26,237,631
Financial liabilities	—	110,000
Cash flow interest rate risk
Financial assets	6,581,916	6,461,493
Financial liabilities	1,738,000	1,750,000

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the end of the reporting period. A 25 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s pre-tax income would increase/decrease by $12,110 thousand and $11,779 thousand for the years ended December 31, 2016 and 2015, respectively. This is mainly attributable to the Company’s exposure to floating interest rates on its financial assets and short-term and long-term loan.

3)	Other price risk

The Company is exposed to equity price risks arising from listed equity investments. Equity investments are held for strategic rather than trading purposes. The management managed the risk through holding various risk portfolios. Further, the Company assigned finance and investment departments to monitor the price risk.

Equity price sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risks at the end of the reporting period.

If equity prices of listed equity securities had been 5% higher/lower, other comprehensive income would have increased/decreased by $126,051 thousand and $162,141 thousand as a result of the changes in fair value of available-for-sale financial assets for the years ended December 31, 2016 and 2015, respectively.

b.	Credit risk

Credit risk refers to the risk that a counterparty would default on its contractual obligations resulting in financial loss to the Company. The maximum credit exposure of the aforementioned financial instruments is equal to their carrying amounts recognized in consolidated balance sheet as of the balance sheet date.

The Company has large trade receivables outstanding with its customers. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. The Company has implemented ongoing measures including enhancing credit assessments and strengthening overall risk management to reduce its credit risk. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen.

As the Company serves a large number of unrelated consumers, the concentration of credit risk was limited.

c.	Liquidity risk

The Company manages and contains sufficient cash and cash equivalent position to support the operations and reduce the impact on fluctuation of cash flow.

1)	Liquidity and interest risk tables

The following tables detailed the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables had been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company is required to pay.

	Weighted Average Effective Interest Rate (%)	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More Than 5 Years	Total
December 31, 2016

Non-derivative financial liabilities
Non-interest bearing	—	$43,975,279	$—	$2,014,794	$4,609,580	$—	$50,599,653
Floating interest rate instruments	1.00	—	38,000	100,000	1,600,000	—	1,738,000

		$43,975,279	$38,000	$2,114,794	$6,209,580	$—	$52,337,653

December 31, 2015

Non-derivative financial liabilities
Non-interest bearing	—	$40,208,974	$—	$2,190,085	$4,725,826	$—	$47,124,885
Floating interest rate instruments	1.13	—	—	7,692	1,646,154	96,154	1,750,000
Fixed interest rate instruments	1.82	50,000	—	60,000	—	—	110,000

		$40,258,974	$—	$2,257,777	$6,371,980	$96,154	$48,984,885

The following table detailed the Company’s liquidity analysis for its derivative financial instruments. The table had been drawn up based on the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
December 31, 2016

Gross settled

Forward exchange contracts
Inflows	$54,846	$266,741	$—	$—	$321,587
Outflows	54,629	268,683	—	—	323,312

	$217	$(1,942)	$—	$—	$(1,725)

December 31, 2015

Gross settled

Forward exchange contracts
Inflows	$26,552	$473,437	$492,056	$—	$992,045
Outflows	26,403	476,337	488,644	—	991,384

	$149	$(2,900)	$3,412	$—	$661

2)	Financing facilities

	December 31
	2016	2015
Unsecured bank loan facility
Amount used	$118,000	$110,000
Amount unused	46,218,883	41,278,250

	$46,336,883	$41,388,250

Secured bank loan facility
Amount used	$1,620,000	$1,750,000
Amount unused	200,000	200,000

	$1,820,000	$1,950,000

39.	RELATED PARTIES TRANSACTIONS

The ROC Government, one of Chunghwa’s customers, has significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, internet and data and other services to the various departments and institutions of the ROC Government in the normal course of business and at arm’s-length prices. The transactions with the ROC government bodies have not been disclosed because the transactions are not individually or collectively significant. However, the related revenues and operating costs have been appropriately recorded.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Taiwan International Standard Electronics Co., Ltd.	Associate
So-net Entertainment Taiwan Limited	Associate
Skysoft Co., Ltd.	Associate
KingwayTek Technology Co., Ltd.	Associate
Dian Zuan Integrating Marketing Co., Ltd.	Associate
Taiwan International Ports Logistics Corporation	Associate
Huada Digital Corporation	Joint venture
Chunghwa Benefit One Co., Ltd.	Joint venture
International Integrated System, Inc.	Associate
Senao Networks, Inc.	Associate
HopeTech Technologies Limited	Associate
EnGenius Tech. Co., Ltd.	Associate
ST-2 Satellite Ventures Pte., Ltd.	Associate
Viettel-CHT Co., Ltd.	Associate
Xiamen Sertec Business Technology Co., Ltd.	Associate
Click Force Co., Ltd.	Associate
Other related parties
Chunghwa Telecom Foundation	A nonprofit organization of which the funds donated by Chunghwa exceeds one third of its total funds
Senao Technical and Cultural Foundation	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Sochamp Technology Co., Ltd.	Investor of significant influence over CHST

(Continued)

Company	Relationship
E-Life Mall Co., Ltd.	One of the directors of E-Life Mall and a director of SENAO are members of an immediate family
Engenius Technologies Co., Ltd.	Chairman of Engenius Technologies Co., Ltd. is a member of SENAO’s management
United Daily News Co., Ltd.	Investor of significant influence over SFD
Shenzhen Century Communication Co., Ltd.	Investor of significant influence over SCT

(Concluded)

b.	Balances and transactions between Chunghwa and its subsidiaries, which are related parties of Chunghwa, have been eliminated on consolidation and are not disclosed in this note. Terms of the foregoing transactions with related parties were not significantly different from transactions with non-related parties. When no similar transactions with non-related parties can be referenced, terms were determined in accordance with mutual agreements. Details of transactions between the Company and other related parties are disclosed below:

1)	Operating transactions

	Revenues
	Year Ended December 31
	2016	2015
Associates	$292,488	$332,788
Joint ventures	6,802	8,811
Others	49,146	81,190

	$348,436	$422,789

	Operating Costs and Expenses
	Year Ended December 31
	2016	2015
Associates	$1,404,519	$1,450,782
Joint ventures	17,246	16,931
Others	73,763	62,423

	$1,495,528	$1,530,136

2)	Non-operating transactions

	Non-operating Income and Expenses
	Year Ended December 31
	2016	2015
Associates	$37,167	$36,296
Others	46	—

	$37,213	$36,296

3)	Receivables

	December 31
	2016	2015
Associates	$8,942	$28,763
Joint ventures	50	542
Others	4,807	12,751

	$13,799	$42,056

4)	Payables

	December 31
	2016	2015
Associates	$756,930	$601,730
Joint ventures	954	4,849
Others	4,189	4,521

	$762,073	$611,100

5)	Customers’ deposits

	December 31
	2016	2015
Associates	$10,355	$10,965
Joint ventures	640	—

	$10,995	$10,965

6)	Acquisition of property, plant and equipment

	Year Ended December 31
	2016	2015
Associates	$313,202	$313,346
Joint ventures	6,869	11,345

	$320,071	$324,691

7)	Prepayments

Chunghwa entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is for 15 years which should start from the official operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SG$260,723 thousand), including a prepayment of $3,067,711 thousand, and the rest of amount should be paid annually when ST-2 satellite starts its official operation. ST-2 satellite was launched in May 2011, and began its official operation in August 2011. The total rental expense for the year ended December 31, 2016 was $393,701 thousand, which consisted of an offsetting credit of the prepayment of $204,398 thousand and an additional accrual of $189,303 thousand. The total rental expense for the year ended December 31, 2015 was $404,120 thousand, which consisted of an offsetting credit of the prepayment of $204,398 thousand and an additional accrual of $199,722 thousand. The prepaid rents (classified as prepayments) as of December 31, 2016 and 2015, were as follows:

	December 31
	2016	2015
Prepaid rents—current	$204,398	$204,398
Prepaid rents—noncurrent	1,754,419	1,958,817

	$1,958,817	$2,163,215

c.	Compensation of key management personnel

The remuneration of directors and members of key management personnel was as follows:

	Year Ended December 31
	2016	2015
Short-term employee benefits	$251,137	$211,836
Share-based payment	1,779	3,435
Post-employment benefits	8,038	8,476

	$260,954	$223,747

The remuneration of directors and key executives is mainly determined by the compensation committee having regard to the performance of individual and market trends.

40.	PLEDGED ASSETS

The following assets are pledged as collaterals for bank loans and custom duties of the imported materials.

	December 31
	2016	2015
Property, plant and equipment	$2,579,866	$3,101,079
Land held under development (included in inventories)	1,998,733	1,998,733
Restricted assets (included in other assets— others)	20,633	2,018

	$4,599,232	$5,101,830

41.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

As of December 31, 2016, the Company’s remaining commitments under non-cancelable contracts with various parties, excluding those disclosed in other notes, were as follows:

a.	Acquisitions of land and buildings of $872,624 thousand.

b.	Acquisitions of telecommunications equipment of $12,293,355 thousand.

c.	Unused letters of credit amounting to $50,000 thousand.

d.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as other monetary assets—noncurrent). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government.

42.	SIGNIFICANT ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The following information summarizes the disclosure of the currency which is other than functional currency of Chunghwa and its subsidiaries. The following exchange rates are the exchange rates used to translate to the presentation currency in the consolidated financial statements, which is NTD:

	December 31, 2016
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies

Monetary items
Cash
USD	$15,992	32.25	$515,733
EUR	413	33.90	14,004
SGD	4,701	22.29	104,784
RMB	6,441	4.617	29,737
JPY	41,821	0.276	11,543
Accounts receivable
USD	149,177	32.25	4,810,959
SGD	42	22.29	926
JPY	5,354	0.276	1,478
Non-monetary items
Investments accounted for using equity method
USD	727	32.25	23,458
SGD	20,944	22.29	466,847
VND	213,034,109	0.00129	274,814

Liabilities denominated in foreign currencies

Monetary items
Accounts payable
USD	131,403	32.25	4,237,739
EUR	28,547	33.90	967,727
SGD	26	22.29	576
RMB	11	4.617	49
JPY	37,877	0.276	10,454

	December 31, 2015
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies

Monetary items
Cash
USD	$12,860	32.825	$422,132
EUR	1,304	35.88	46,793
SGD	4,656	23.25	108,244
RMB	8,174	4.978	40,689
JPY	888,019	0.273	242,429

(Continued)

	December 31, 2015
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Accounts receivable
USD	$127,162	32.825	$4,174,088
EUR	8	35.88	273
SGD	55	23.25	1,276
JPY	10,477	0.273	2,860
Non-monetary items
Investments accounted for using equity method
USD	1,133	32.825	35,938
SGD	21,279	23.25	494,727
VND	223,944,681	0.00141	315,762

Liabilities denominated in foreign currencies

Monetary items
Accounts payable
USD	127,089	32.825	4,171,693
EUR	36,032	35.88	1,292,838
SGD	110	23.25	2,553
RMB	14	4.978	67
JPY	51,219	0.273	13,983

(Concluded)

The unrealized foreign exchange gains and losses were gain of $62,960 thousand and loss of $68,257 thousand for the years ended December 31, 2016 and 2015, respectively. Due to the various foreign currency transactions and the functional currency of each individual entity of the Company, foreign exchange gains and losses cannot be disclosed on the respective significant foreign currency.

43.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the FSC for the Company:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: Please see Table 1.

c.	Marketable securities held (excluding investments in subsidiaries, associates and joint ventures): Please see Table 2.

d.	Marketable securities acquired and disposed of at costs or prices at least $300 million or 20% of the paid-in capital: Please see Table 3.

e.	Acquisition of individual real estate at costs of at least $300 million or 20% of the paid-in capital: Please see Table 4.

f.	Disposal of individual real estate at prices of at least $300 million or 20% of the paid-in capital: None.

g.	Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 5.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 6.

i.	Names, locations, and other information of investees on which the Company exercises significant influence (excluding investment in Mainland China): Please see Table 7.

j.	Derivative instruments transactions: Please see Notes 7, 21 and 38.

k.	Investment in Mainland China: Please see Table 8.

l.	Intercompany relationships and significant intercompany transaction: Please see Table 9.

44.	SEGMENT INFORMATION

The Company has the following reportable segments that provide different products or services. The reportable segments are managed separately because each segment represents a strategic business unit that serves different markets. Segment information is provided to CEO who allocates resources and assesses segment performance. The Company’s measure of segment performance is mainly based on revenues and income before tax. The Company’s reportable segments are as follows:

a.	Domestic fixed communications business—the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

b.	Mobile communications business—the provision of mobile services, sales of mobile handsets and data cards, and related services;

c.	Internet business—the provision of HiNet services and related services;

d.	International fixed communications business—the provision of international long distance telephone services and related services;

e.	Others—the provision of non-telecom services and the corporate related items not allocated to reportable segments.

There was no material differences between the accounting policies of the operating segments and the accounting policies described in Note 3.

Segment Revenues and Operating Results

Analysis by reportable segment of revenue and operating results of continuing operations was as follows:

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
Year ended December 31, 2016

Revenues
From external customers	$72,783,774	$110,801,831	$28,100,193	$14,433,501	$3,872,129	$229,991,428
Intersegment revenues	22,669,037	2,529,544	4,733,529	2,680,822	4,121,847	36,734,779

Segment revenues	$95,452,811	$113,331,375	$32,833,722	$17,114,323	$7,993,976	266,726,207

Intersegment elimination						(36,734,779)

Consolidated revenues						$229,991,428

Segment income (loss) before income tax	$25,657,655	$13,925,960	$10,729,227	$1,097,771	$(2,028,066)	$49,382,547

(Continued)

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
Year ended December 31, 2015

Revenues
From external customers	$72,535,267	$114,877,285	$25,777,154	$15,459,942	$3,145,456	$231,795,104
Intersegment revenues	21,400,729	3,475,183	4,701,195	2,119,555	3,213,876	34,910,538

Segment revenues	$93,935,996	$118,352,468	$30,478,349	$17,579,497	$6,359,332	266,705,642

Intersegment elimination						(34,910,538)

Consolidated revenues						$231,795,104

Segment income (loss) before income tax	$23,230,601	$19,394,029	$9,918,147	$1,119,751	$(1,694,315)	$51,968,213

(Concluded)

Other Segment Information

Other information reviewed by the chief operating decision maker or regularly provided to the chief operating decision maker was as follows:

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
Year ended December 31, 2016

Share of profits of associates and joint ventures accounted for using equity method	$—	$—	$—	$—	$482,660	$482,660

Interest revenue	$15,196	$10,883	$6,423	$6,153	$150,196	$188,851

Interest expenses	$—	$1,861	$180	$—	$17,767	$19,808

Operating costs and expenses	$64,229,704	$79,592,777	$13,160,262	$14,313,136	$10,093,622	$181,389,501

Depreciation and amortization	$16,413,696	$10,619,783	$3,625,848	$1,451,209	$374,433	$32,484,969

Capital expenditure	$9,846,151	$8,980,930	$2,718,190	$1,136,016	$835,496	$23,516,783

Impairment loss on property, plant and equipment	$—	$595,408	$—	$—	$420	$595,828

Reversal of impairment loss on investment properties	$147,527	$—	$—	$—	$—	$147,527

Year ended December 31, 2015

Share of profits of associates and joint ventures accounted for using equity method	$—	$—	$—	$—	$907,988	$907,988

Interest revenue	$18,880	$19,469	$10,502	$2,061	$255,255	$306,167

Interest expenses	$—	$10,067	$279	$—	$22,798	$33,144

Operating costs and expenses	$64,959,861	$81,213,294	$12,061,510	$14,410,528	$8,683,467	$181,328,660

Depreciation and amortization	$17,486,804	$10,444,149	$3,610,983	$1,536,400	$369,754	$33,448,090

Capital expenditure	$10,196,172	$8,596,075	$4,794,785	$967,566	$529,356	$25,083,954

Impairment loss on property, plant and equipment	$22,193	$115,900	$—	$—	$—	$138,093

Reversal of impairment loss on investment properties	$142,047	$—	$—	$—	$—	$142,047

Main Products and Service Revenues

	Year Ended December 31
	2016	2015
Mobile services revenue	$78,787,719	$80,866,956
Local telephone and domestic long distance telephone services revenue	34,530,810	36,690,049
Sales of products	35,377,556	36,509,072
Broadband access and domestic leased line services revenue	23,314,882	23,710,759
Internet services revenue	20,905,741	17,455,259
International network and leased telephone services revenue	10,634,177	11,318,721
Others	26,440,543	25,244,288

	$229,991,428	$231,795,104

Geographic Information

The users of the Company’s services are mainly from Taiwan, ROC. The revenues it derived outside Taiwan are mainly revenues from international long distance telephone and leased line services. The geographic information for revenues was as follows:

	Year Ended December 31
	2016	2015
Taiwan, ROC	$218,933,004	$220,916,554
Overseas	11,058,424	10,878,550

	$229,991,428	$231,795,104

The Company has long-lived assets in U.S., Singapore, Hong Kong, China, Vietnam, and Japan and except for $3,947,402 thousand and $4,041,245 thousand at December 31, 2016 and 2015, respectively, in the aforementioned areas, the other long-lived assets are located in Taiwan, ROC.

Major Customers

For the years ended December 31, 2016 and 2015, the Company did not have any single customer whose revenue exceeded 10% of the total revenues.

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ENDORSEMENTS/GUARANTEES PROVIDED

YEAR ENDED DECEMBER 31, 2016

(Amounts in Thousands of New Taiwan Dollars)

No. (Note 1)	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Period	Ending Balance	Actual Borrowing Amount		Amount of Endorsement/ Guarantee Collateralized by Properties		Ratio of Accumulated Endorsement/ Guarantee to Net Equity Per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable	Endorsement/ Guarantee Given by Parent on Behalf of Subsidiaries	Endorsement/ Guarantee Given by Subsidiaries on Behalf of Parent	Endorsement/ Guarantee Given on Behalf of Companies in Mainland China	Note
		Name	Nature of Relationship (Note 2)
1	Senao International Co., Ltd.	Youth Co., Ltd. ISPOT Co., Ltd. Aval Technologies Co., Ltd.	b c b	$591,394 591,394 591,394	$200,000 150,000 300,000	$200,000 150,000 300,000	$	— 150,000 300,000	$	— — —	3.38 2.54 5.07	$2,956,970 2,956,970 2,956,970	Yes Yes Yes	No No No	No No No	Notes 3 and 4 Notes 3 and 4 Notes 3 and 4

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Relationships between the endorsement/guarantee provider and the guaranteed party:

a.	Trading partner.

b.	Majority owned subsidiary.

c.	The Company and subsidiary owns over 50% ownership of the investee company.

d.	A subsidiary jointly owned by the Company and the Company’s directly-owned subsidiary.

e.	Guaranteed by the Company according to the construction contract.

f.	An investee company. The guarantees were provided based on the Company’s proportionate share in the investee company.

Note 3:	The limits on endorsement or guarantee amount provided to each guaranteed party is up to 10% of the net assets value of the latest financial statements of Senao International Co., Ltd.

Note 4:	The total amount of endorsement or guarantee that the Company is allowed to provide is up to 50% of the net assets value of the latest financial statements of Senao International Co., Ltd.

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

DECEMBER 31, 2016

(Amounts in Thousands of New Taiwan Dollars)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2016				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Fair Value
Chunghwa Telecom Co., Ltd.	Stocks
	Taipei Financial Center Corp.	—	Financial assets carried at cost	172,927	$1,789,530	12	$—	—
	Innovation Works Development Fund, L.P.	—	Financial assets carried at cost	—	242,521	4	—	—
	Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets carried at cost	5,252	52,520	17	—	—
	Global Mobile Corp.	—	Financial assets carried at cost	7,617	—	3	—	—
	iD Branding Ventures	—	Financial assets carried at cost	38	375	8	—	—
	Innovation Works Limited	—	Financial assets carried at cost	1,000	26,834	2	—	—
	RPTI Intergroup International Ltd.	—	Financial assets carried at cost	4,765	—	10	—	—
	Taiwan mobile payment Co., Ltd.	—	Financial assets carried at cost	1,200	12,000	2	—	—
	China Airlines Ltd.	—	Available-for-sale financial assets-Noncurrent	263,622	2,451,686	5	2,451,686	Note 2
	Bonds
	Chinese Petroleum Corporation 2nd unsecured Corporate Bonds-A Issue in 2012	—	Held-to-maturity financial assets	—	199,969	—	200,787	Note 3
	Taiwan Power Co. 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	99,992	—	100,249	Note 3
	Taiwan Power Co. 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	39,997	—	40,099	Note 3
	Taiwan Power Co. 2nd Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	99,989	—	100,368	Note 3
	TSMC 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	199,998	—	200,055	Note 3
	TSMC 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	99,999	—	100,028	Note 3
	TSMC 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	200,002	—	200,055	Note 3
	TSMC 2nd Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	199,973	—	200,974	Note 3
	TSMC 3rd Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	199,968	—	201,155	Note 3
	Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	300,000	—	301,575	Note 3
	China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	150,001	—	150,224	Note 3

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2016				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Fair Value
	China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	$100,002	—	$100,150	Note 3
	China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	100,002	—	100,150	Note 3
	Eximbank 19-2nd unsecured Financial Debenture	—	Held-to-maturity financial assets	—	150,000	—	150,488	Note 3

Senao International Co., Ltd.	Stocks
	N.T.U. Innovation Incubation Corporation	—	Financial assets carried at cost	1,200	12,000	9	—	—

CHIEF Telecom Inc.	Stocks
	3 Link Information Service Co., Ltd.	—	Financial assets carried at cost	374	3,450	10	—	—

Chunghwa Investment Co., Ltd.	Stocks
	Tatung Technology Inc.	—	Financial assets carried at cost	4,571	73,964	11	—	—
	iD Branding Ventures	—	Financial assets carried at cost	13	125	3	—	—
	VisEra Technologies Company Ltd.	—	Financial assets carried at cost	214	4,593	—	—	—
	PChome Store Inc.	—	Available-for-sale financial assets-Noncurrent	280	22,965	1	22,965	Note 2
	Tons Lightology Inc.	—	Available-for-sale financial assets-Noncurrent	1,344	46,376	3	46,376	Note 2

Chunghwa Hsingta Co., Ltd.	Stocks
	Cotech Engineering Fuzhou Corp.	—	Financial assets carried at cost	—	24,913	5	—	—

Note 1:	Showing at carrying amounts with adjustments for fair value and deducted accumulated impairment loss; otherwise, showing at their original carrying amounts on amortized cost deducted the accumulated impairment loss.

Note 2:	Fair value was based on the closing price on December 31, 2016.

Note 3:	Fair value was based on the average trading price on December 31, 2016.

(Concluded)

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

YEAR ENDED DECEMBER 31, 2016

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
					Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
Chunghwa Telecom Co., Ltd.	Bonds
	TSMC 1st Unsecured Corporate Bond-A Issue in 2011	Held-to-maturity financial assets	—	—	—	$400,000 (Note 2)	—	$—	—	$—	$400,000 (Note 2)	$—	—	$—
	Fubon 1st Unsecured Corporate Bond-A Issue in 2011	Held-to-maturity financial assets	—	—	—	400,000 (Note 2)	—	—	—	—	400,000 (Note 2)	—	—	—

Note 1:	Showing at their original investing amounts without adjustments for fair values.

Note 2:	Showing at their nominal amounts.

TABLE 4

CHUNGHWA TELECOM CO., LTD.

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

YEAR ENDED DECEMBER 31, 2016

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Types of Property	Transaction Date	Transaction Amount	Payment Term	Counter- party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount
Chunghwa Precision Test Tech Co., Ltd.	Land	September 8, 2016	$790,758	The third-installment payment was paid; the accumulative amount of payment is $316,290	Individual	—	—	—	—	$—	In accordance with land appraisal report	Manufacturing purpose	None

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

YEAR ENDED DECEMBER 31, 2016

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
			Purchase/Sales (Note 1)	Amount (Notes 2 and 5)	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Notes 3 and 5)	% to Total
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$845,359	1	30 days	$—	—	$107,311	—
			Purchase	10,993,253	12	30-90 days	—	—	(1,678,674)	(9)
	CHIEF Telecom Inc.	Subsidiary	Sales	384,830	—	30 days	—	—	40,656	—
			Purchase	312,258	—	60 days	—	—	(41,377)	—
	Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	916,245	1	30 days	—	—	(633,287)	(3)
	Chunghwa International Yellow Pages Co., Ltd.	Subsidiary	Purchase	110,714	—	30 days	—	—	(19,705)	—
	Honghwa International Co., Ltd.	Subsidiary	Purchase	4,520,266	4	30-60 days	—	—	(679,795)	(3)
	Donghwa Telecom Co., Ltd.	Subsidiary	Sales	136,434	—	30 days	—	—	43,961	—
			Purchase	449,059	—	90 days	—	—	(69,654)	—
	Chunghwa Telecom Global, Inc.	Subsidiary	Purchase	360,089	—	90 days	—	—	(111,165)	(1)
	Chunghwa Telecom Singapore Pte., Ltd.	Subsidiary	Sales	167,039	—	30 days	—	—	83,206	—
			Purchase	226,263	—	90 days	—	—	(115,374)	(1)
	ST-2 Satellite Ventures Pte. Ltd.	Associate	Purchase	393,701	—	30 days	—	—	(47,326)	—
	Taiwan International Standard Electronics Co., Ltd.	Associate	Purchase	517,677	—	30-90 days	—	—	(445,295)	(2)
	So-net Entertainment Taiwan Limited	Associate	Sales	206,839	—	60 days	—	—	80	—
	International Integrated System, Inc.	Associate	Purchase	188,024	—	30 days	—	—	(90,462)	—
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	11,121,253	33	30-90 days	—	—	1,695,405	67
			Purchase	541,530	2	30 days	—	—	(87,456)	(3)
	HopeTech Technologies Limited	Associate	Purchase	248,254	1	30 days	—	—	(13,903)	(1)
	Aval Technologies Co., Ltd.	Subsidiary	Purchase	174,265	1	30 days	—	—	(42,053)	(2)
CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	312,258	16	60 days	—	—	41,377	21
			Purchase	384,204	29	30 days	—	—	(39,929)	(39)
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	1,671,365	81	30 days	—	—	633,287	75
Chunghwa International Yellow Pages Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	110,714	31	30 days	—	—	19,705	27
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	4,520,266	100	30-60 days	—	—	679,795	100
Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	449,059	42	90 days	—	—	69,654	64
			Purchase	136,434	14	30 days	—	—	(43,961)	(54)
Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	360,089	61	90 days	—	—	111,165	90
Chunghwa Telecom Singapore Pte., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	226,263	22	90 days	—	—	115,374	45
			Purchase	167,039	17	30 days	—	—	(83,206)	(34)

Note 1:	Purchase included acquisition of services costs.

Note 2:	The differences were because Chunghwa Telecom Co., Ltd. and subsidiaries classified the amount as inventories, property, plant and equipment, intangible assets, and operating expenses.

Note 3:	Notes and accounts receivable did not include the amounts collected for others and other receivables.

Note 4:	Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

Note 5:	All intra-company transactions, balances, income and expenses are eliminated upon consolidation.

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

DECEMBER 31, 2016

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amounts	Action Taken
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$508,121 (Note 2)	13.19	$—	—	$508,121	$—
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	2,169,769 (Note 2)	7.88	—	—	1,391,550	—
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	633,287 (Note 2)	2.79	—	—	474,297	—
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	680,550 (Note 2)	6.34	—	—	421,232	—
Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	Parent company	111,165 (Note 2)	3.16	—	—	103,711	—
Chunghwa Telecom Singapore Pte., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	115,374 (Note 2)	1.40	—	—	115,374	—

Note 1:	Payments and receipts collected in trust for others are excluded from the accounts receivable for calculating the turnover rate.

Note 2:	The amount was eliminated upon consolidation.

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

YEAR ENDED DECEMBER 31, 2016

(Amounts in Thousands of New Taiwan Dollars)

				Original Investment Amount		Balance as of December 31, 2016			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
Investor Company	Investee Company	Location	Main Businesses and Products	December 31, 2016	December 31, 2015	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Taiwan	Handset and peripherals retailer; sales of CHT mobile phone plans as an agent	$1,065,813	$1,065,813	71,773	29	$1,712,144	$991,758	$280,866	Subsidiary (Note 10)
	Light Era Development Co., Ltd.	Taiwan	Planning and development of real estate and intelligent buildings, and property management	3,000,000	3,000,000	300,000	100	3,850,574	6,544	6,605	Subsidiary (Note 10)
	Donghwa Telecom Co., Ltd.	Hong Kong	International private leased circuit, IP VPN service, and IP transit services	1,567,453	1,567,453	402,590	100	1,622,895	43,805	43,805	Subsidiary (Note 10)
	Chunghwa Telecom Singapore Pte., Ltd.	Singapore	International private leased circuit, IP VPN service, and IP transit services	574,112	574,112	26,383	100	730,890	115,229	115,229	Subsidiary (Note 10)
	Chunghwa System Integration Co., Ltd.	Taiwan	Providing system integration services and telecommunication equipment	838,506	838,506	60,000	100	699,899	10,487	24,660	Subsidiary (Note 10)
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	482,165	482,165	41,357	69	803,698	317,439	221,154	Subsidiary (Note 10)
	Chunghwa Investment Co., Ltd.	Taiwan	Investment	639,559	639,559	68,085	89	1,356,270	273,634	243,157	Subsidiary (Note 10)
	Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	385,274	385,274	1	100	223,301	(9,927)	(9,927)	Subsidiary (Note 10)
	Honghwa International Co., Ltd.	Taiwan	Telecommunication engineering, sales agent of mobile phone plan application and other business services	180,000	180,000	18,000	100	409,716	196,352	196,352	Subsidiary (Note 10)
	Chunghwa International Yellow Pages Co., Ltd.	Taiwan	Digital information supply services and advertisement services	150,000	150,000	15,000	100	188,358	20,154	20,156	Subsidiary (Note 10)
	Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services.	148,275	148,275	—	100	133,735	5,254	5,254	Subsidiary (Note 10)
	Chunghwa Telecom Global, Inc.	United States	International private leased circuit, internet services, and transit services	70,429	70,429	6,000	100	182,324	27,854	30,110	Subsidiary (Note 10)
	Spring House Entertainment Tech. Inc.	Taiwan	Digital entertainment contents production, animated character licensing and endorsement, and mobile digital platform construction	62,209	62,209	10,277	56	92,038	(5,205)	(2,837)	Subsidiary (Note 10)
	Chunghwa leading Photonics Tech Co., Ltd.	Taiwan	Production and sale of electronic components and finished products	70,500	—	7,050	75	65,036	25,970	5,395	Subsidiary (Note 10)
	Smartfun Digital Co., Ltd.	Taiwan	Providing diversified family education digital services	65,000	65,000	6,500	65	70,307	9,310	6,052	Subsidiary (Note 10)

(Continued)

				Original Investment Amount		Balance as of December 31, 2016			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
Investor Company	Investee Company	Location	Main Businesses and Products	December 31, 2016	December 31, 2015	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
	Chunghwa Telecom Japan Co., Ltd.	Japan	International private leased circuit, IP VPN service, and IP transit services	$17,291	$17,291	1	100	$42,638	$3,860	$3,860	Subsidiary (Note 10)
	Chunghwa Sochamp Technology Inc.	Taiwan	Design, development and production of Automatic License Plate Recognition software and hardware	20,400	20,400	2,040	51	(6,783)	(9,496)	(8,472)	Subsidiary (Note 10)
	New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment	—	—	—	100	—	—	—	Subsidiary (Notes 3 and 10)
	International Integrated System, Inc.	Taiwan	IT solution provider, IT application consultation, system integration and package solution	283,500	283,500	22,498	32	312,528	81,111	27,379	Associate
	Viettel-CHT Co., Ltd.	Vietnam	IDC services	288,327	288,327	—	30	274,814	176,333	52,925	Associate
	Taiwan International Standard Electronics Co., Ltd.	Taiwan	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	153,104	299,663	179,374	Associate
	Skysoft Co., Ltd.	Taiwan	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	145,727	25,705	8,588	Associate
	So-net Entertainment Taiwan Limited	Taiwan	Online service and sale of computer hardware	120,008	120,008	9,429	30	111,390	19,073	5,722	Associate
	KingwayTek Technology Co., Ltd.	Taiwan	Publishing books, data processing and software services	69,013	69,013	5,022	26	122,221	19,199	2,597	Associate
	Taiwan International Ports Logistics Corporation	Taiwan	Import and export storage, logistic warehouse, and ocean shipping service	80,000	80,000	8,000	27	56,450	(46,874)	(12,478)	Associate
	Dian Zuan Integrating Marketing Co., Ltd.	Taiwan	Information technology service and general advertisement service	97,598	97,598	5,400	18	14,714	(70,070)	(12,613)	Associate
	Alliance Digital Tech Co., Ltd.	Taiwan	Development of mobile payments and information processing service	60,000	30,000	6,000	14	33,868	(71,536)	(9,586)	Associate
	Huada Digital Corporation	Taiwan	Providing software service	—	250,000	—	50	—	(51,590)	(24,220)	Joint venture (Note 5)
	Chunghwa Benefit One Co., Ltd.	Taiwan	E-commerce of employee benefits	50,000	50,000	5,000	50	2,676	(35,506)	(17,753)	Joint venture (Note 9)
Senao International Co., Ltd.	Senao Networks, Inc.	Taiwan	Telecommunication facilities manufactures and sales	202,758	202,758	16,579	34	838,830	560,416	189,319	Associate
	Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment	2,416,645	2,416,645	81,175	100	556,891	(44,118)	(44,653)	Subsidiary (Note 10)
	Dian Zuan Integrating Marketing Co., Ltd.	Taiwan	Information technology service and general advertisement service	24,000	24,000	2,400	8	9,044	(70,070)	(5,551)	Associate
	Youth Co., Ltd.	Taiwan	Sale of information and communication technologies products	335,450	335,450	13,780	89	273,752	(37,549)	(44,318)	Subsidiary (Note 10)
	Aval Technologies Co., Ltd.	Taiwan	Sale of information and communication technologies products	60,000	60,000	6,000	100	60,520	1,316	1,316	Subsidiary (Note 10)

(Continued)

				Original Investment Amount		Balance as of December 31, 2016			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
Investor Company	Investee Company	Location	Main Businesses and Products	December 31, 2016	December 31, 2015	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
CHIEF Telecom Inc.	Unigate Telecom Inc.	Taiwan	Telecommunication and internet service	$2,000	$2,000	200	100	$1,152	$(149)	$(149)	Subsidiary (Note 10)
	Chief International Corp.	Samoa Islands	Telecommunication and internet service	6,068	6,068	200	100	41,799	8,606	8,606	Subsidiary (Note 10)
Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd.	Brunei	Investment	47,321	47,321	1,500	100	17,723	(311)	(311)	Subsidiary (Note 10)
Spring House Entertainment Tech. Inc.	Ceylon Innovation Co., Ltd.	Taiwan	E-book publishing and copyright negotiation of digital music	—	10,000	—	—	—	118	118	Subsidiary (Notes 6 and 10)
Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunication satellite	409,061	409,061	18,102	38	466,847	257,655	97,909	Associate
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd.	Taiwan	Production and sale of semiconductor testing components and printed circuit board	199,736	203,443	12,558	41	1,108,597	604,779	252,506	Subsidiary (Note 10)
	Chunghwa Investment Holding Co., Ltd.	Brunei	Investment	—	46,035	—	—	—	(27)	(27)	Subsidiary (Notes 8 and 10)
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	20,000	20,000	2,180	4	38,953	317,439	11,523	Associate (Note 10)
	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	49,731	49,731	1,001	—	44,589	991,758	3,657	Associate (Note 10)
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation	United States	Design and after-sale services of semiconductor testing components and printed circuit board	12,636	12,636	400	100	19,725	4,334	4,334	Subsidiary (Note 10)
	CHPT Japan Co., Ltd.	Japan	Related services of electronic parts, machinery processed products and printed circuit board	2,008	2,008	1	100	1,930	86	86	Subsidiary (Note 10)
	Chunghwa Precision Test Tech. International, Ltd.	Samoa Islands	Wholesale and retail of electronic materials, and investment	54,450	2,970	1,700	100	55,033	1,303	1,303	Subsidiary (Note 10)
Prime Asia Investments Group, Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	375,274	375,274	1	100	223,301	(9,927)	(9,927)	Subsidiary (Note 10)
	MeWorks Limited (HK)	Hong Kong	Investment	10,000	10,000	—	20	—	—	—	Associate
Senao International (Samoa) Holding Ltd.	Senao International HK Limited	Hong Kong	International investment	2,393,646	2,393,646	80,440	100	517,607	(47,383)	(47,383)	Subsidiary (Note 10)
	HopeTech Technologies Limited	Hong Kong	Information technology and telecommunication products sales	21,177	21,177	5,240	45	25,243	7,255	3,265	Associate
Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited	Hong Kong	Investment	—	—	—	—	—	—	—	Subsidiary (Notes 7 and 10)

(Continued)

				Original Investment Amount		Balance as of December 31, 2016			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
Investor Company	Investee Company	Location	Main Businesses and Products	December 31, 2016	December 31, 2015	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
Youth Co., Ltd.	ISPOT Co., Ltd.	Taiwan	Sale of information and communication technologies products	$53,021	$23,021	—	100	$24,585	$(9,337)	$(9,806)	Subsidiary (Note 10)
	Youyi Co., Ltd.	Taiwan	Maintenance of information and communication technologies products	6,920	6,920	—	100	2,785	788	584	Subsidiary (Note 10)
Chunghwa International Yellow Pages Co., Ltd.	Click Force Marketing Company	Taiwan	Advertisement services	44,607	44,607	1,078	49	37,188	1,105	(1,726)	Associate

Note 1:	The amounts were based on audited financial statements.

Note 2:	Recognized gain (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.

Note 3:	New Prospect Investments Holdings Ltd. (B.V.I.) was incorporated in March 2006, but have not yet begun operation as of December 31, 2016.

Note 4:	Investment in mainland China is included in Table 8.

Note 5:	In March 2016, the stockholders of Huada Digital Corporation approved that Huada Digital Corporation would start its dissolution from March 31, 2016. Chunghwa Telecom Co., Ltd. received the proceeds from the liquidation in September 2016. Liquidation of Huada Digital Corporation is still in process.

Note 6:	Ceylon Innovation Co., Ltd.’s liquidation was completed in August 2016 and Spring House Entertainment Tech Inc. received the proceeds from the liquidation.

Note 7:	CHI One Investment Co., Limited completed its liquidation in July 2016 and Chunghwa Investment Holding Co., Ltd. received the proceeds from the liquidation.

Note 8:	Chunghwa Investment Holding Co., Ltd.’s dissolution was approved in August 2016 and the liquidation was completed in September 2016. Chunghwa Investment Co., Ltd. received the proceeds from the liquidation.

Note 9:	In December 2016, the stockholders of Chunghwa Benefit One Co., Ltd. approved that Chunghwa Benefit One Co., Ltd. would start its dissolution from December 31, 2016. The liquidation of Chunghwa Benefit One Co., Ltd. is still in process.

Note 10:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 8

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INVESTMENT IN MAINLAND CHINA

YEAR ENDED DECEMBER 31, 2016

(Amounts in Thousands of New Taiwan Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital	Investment Type (Note 1)	Accumulated Outflow of Investment from Taiwan as of January 1, 2016	Investment Flows		Accumulated Outflow of Investment from Taiwan as of December 31, 2016	Net Income (Loss) of the Investee	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)	Carrying Value as of December 31, 2016	Accumulated Inward Remittance of Earnings as of December 31, 2016	Note
					Outflow	Inflow
Glory Network System Service (Shanghai) Co., Ltd.	Design, development and production of computer and internet software, installment, maintenance and consulting services of information system integration, and sales of self-production products	$47,321	2	$47,321	$—	$—	$47,321	$(311)	100	$(311)	$17,723	$—	Notes 8 and 11
Senao Trading (Fujian) Co., Ltd.	Sale of information and communication technologies products	1,073,170	2	1,073,170	—	—	1,073,170	(1,593)	100	(1,593)	193,254	—	Note 11
Senao International Trading (Shanghai) Co., Ltd.	Sale of information and communication technologies products	955,838	2	955,838	—	—	955,838	(50,021)	100	(50,021)	160,075	—	Note 11
Senao International Trading (Shanghai) Co., Ltd. (Note 12)	Maintenance of information and communication technologies products	87,540	2	87,540	—	—	87,540	2,462	100	2,462	73,367	—	Note 11
Senao International Trading (Jiangsu) Co., Ltd.	Sale of information and communication technologies products	263,736	2	263,736	—	—	263,736	1,823	100	1,823	87,645	—	Note 11
Chunghwa Telecom (China) Co., Ltd.	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	177,176	2	177,176	—	—	177,176	(410)	100	(410)	62,510	—	Note 11
Jiangsu Zhenghua Information Technology Company, LLC	Providing intelligent energy saving solution and intelligent buildings services	189,410	2	142,057	—	—	142,057	(13,947)	75	(10,461)	115,184	—	Notes 9 and 11

(Continued)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital	Investment Type (Note 1)	Accumulated Outflow of Investment from Taiwan as of January 1, 2016	Investment Flows		Accumulated Outflow of Investment from Taiwan as of December 31, 2016	Net Income (Loss) of the Investee	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)	Carrying Value as of December 31, 2016	Accumulated Inward Remittance of Earnings as of December 31, 2016	Note
					Outflow	Inflow
Hua-Xiong Information Technology Co., Ltd.	Providing intelligent buildings and smart home services	$—	2	$28,855	$—	$20,779	$—	$(801)	51	$(409)	$—	$—	Notes 10 and 11
Shanghai Taihua Electronic Technology Limited	Design of printed circuit board and related consultation service	51,233	2	2,970	48,263	—	51,233	1,276	100	1,276	51,783	—	Note 11
Shanghai Chief Telecom Co., Ltd.	Telecommunication and internet service	10,150	1	4,973	—	—	4,973	1,829	49	896	4,449	—	Note 11

Investee	Accumulated Investment in Mainland China as of December 31, 2016	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment Stipulated by Investment Commission, MOEA
Glory Network System Service (Shanghai) Co., Ltd. (Note 3)	$47,321	$47,321	$366,394
SENAO and its subsidiaries (Note 6)	2,380,284	2,380,284	3,563,755
Chunghwa Telecom (China) Co., Ltd. (Note 7)	177,176	177,176	—
Jiangsu Zhenghua Information Technology Company, LLC (Note 7)	142,057	142,057	—
Shanghai Taihua Electronic Technology Limited (Note 4)	51,233	97,965	1,931,523
Shanghai Chief Telecom Co., Ltd. (Note 5)	4,973	4,973	646,642

Note 1:	Investments are divided into three categories as follows:

a.	Direct investment.

b.	Investments through a holding company registered in a third region.

c.	Others.

Note 2:	The amounts were calculated based on the investee’s audited financial statements.

Note 3:	The amount was calculated based on the net assets value of Chunghwa System Integration Co., Ltd.

Note 4:	Shanghai Taihua Electronic Technology Limited was calculated based on the consolidated net assets value of Chunghwa Investment Co., Ltd.

Note 5:	Shanghai Chief Telecom Co., Ltd. was calculated based on the consolidated net assets value of CHIEF Telecom Inc.

(Continued)

Note 6:	Senao International Co., Ltd. and its subsidiaries were calculated based on the consolidated net assets value of Senao International Co., Ltd.

Note 7:	Based on “Principle of investment or Technical Cooperation in Mainland China”, Chunghwa is not subjective to the limited amount due to the operating headquarters documents issued by Industrial Development Bureau.

Note 8:	Glory Network System Service (Shanghai) Co., Ltd. was approved to end its business and dissolve. The liquidation of Glory Network System Service (Shanghai) Co., Ltd. is still in progress.

Note 9:	Jiangsu Zhenhua Information Technology Company, LLC. was approved to end its business and dissolve in May 2016. The liquidation of Jiangsu Zhenhua Information Technology Company, LLC. is still in process.

Note 10:	Hua-Xiong Information Technology Co., Ltd.’s dissolution was approved by local regulator in March 2016. Hua-Xiong Information Technology Co., Ltd. completed its liquidation and annulled its company registration in May 2016. Chunghwa Hsingta Co., Ltd. received the proceeds from the liquidation.

Note 11:	The amount was eliminated upon consolidation.

Note 12:	The English name is the same as the above entity; however the Chinese name included in the respective Articles of Incorporations is different from the above entity.

(Concluded)

TABLE 9

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

YEAR ENDED DECEMBER 31, 2016

(Amounts in Thousands of New Taiwan Dollars)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
2016	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	a	Accounts receivable	$107,311	—	—
					Accrued custodial receipts	400,810	—	—
					Accounts payable	1,678,674	—	—
					Amounts collected for others	491,447	—	—
					Revenues	845,359	—	—
					Operating costs and expenses	10,993,253	—	5
			CHIEF Telecom Inc.	a	Accounts receivable	40,656	—	—
					Accounts payable	41,377	—	—
					Revenues	384,830	—	—
					Operating costs and expenses	312,258	—	—
			Chunghwa International Yellow Pages Co., Ltd.	a	Accounts payable	19,705	—	—
					Amounts collected for others	66,574	—	—
					Revenues	26,733	—	—
					Operating costs and expenses	110,714	—	—
			Chunghwa System Integration Co., Ltd.	a	Accounts receivable	10,958	—	—
					Accounts payable	633,287	—	—
					Revenues	13,789	—	—
					Operating costs and expenses	916,245	—	—
					Inventories	60,592	—	—
					Prepayments	110,455	—	—
					Property, plant and equipment	464,108	—	—
					Intangible assets	125,145	—	—
			Chunghwa Telecom Global Inc.	a	Accounts receivable	19,249	—	—
					Accounts payable	111,165	—	—
					Revenues	49,553	—	—
					Operating costs and expenses	360,089	—	—
			Donghwa Telecom Co., Ltd.	a	Accounts receivable	43,961	—	—
					Accounts payable	69,654	—	—
					Revenues	136,434	—	—
					Operating costs and expenses	449,059	—	—
			Spring House Entertainment Tech. Inc.	a	Amounts collected for others	11,579	—	—
					Revenues	14,315	—	—
			Chunghwa Telecom Japan Co., Ltd.	a	Accounts receivable	18,373	—	—
					Revenues	24,549	—	—
					Operating costs and expenses	66,742	—	—
			Light Era Development Co., Ltd.	a	Accounts payable	14,924	—	—
					Operating costs and expenses	46,155	—	—
					Inventories	36,495	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	a	Accounts receivable	83,206	—	—
					Accounts payable	115,374	—	—
					Revenues	167,039	—	—
					Operating costs and expenses	226,263	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
			Chunghwa Sochamp Technology Inc.	a	Accounts payable	$32,452	—	—
					Operating costs and expenses	39,117	—	—
					Inventories	31,739	—	—
					Property, plant and equipment	31,643	—	—
			Honghwa International Co., Ltd.	a	Accounts payable	679,795	—	—
					Revenues	49,138	—	—
					Operating costs and expenses	4,520,266	—	2
	1	Light Era Development Co., Ltd.	CHIEF Telecom Inc.	c	Revenues	94,295	—	—
	2	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Singapore Pte., Ltd.	c	Prepayments	14,692	—	—
	3	Chunghwa Telecom Singapore Pte., Ltd.	Donghwa Telecom Co., Ltd.	c	Prepayments	22,582	—	—

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Related party transactions are divided into three categories as follows:

a.	The Company to subsidiaries.

b.	Subsidiaries to the Company.

c.	Subsidiaries to subsidiaries.

Note 3:	Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

Note 4:	For assets and liabilities, amount is shown as a percentage to consolidated total assets as of December 31, 2016, while revenues, costs and expenses are shown as a percentage to consolidated revenues for the year ended December 31, 2016.

Note 5:	The amount was eliminated upon consolidation.

(Concluded)